Exhibit 99.1

SIERRA METALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

DATED: MARCH 18, 2021

Corporate Office:

161 Bay Street, Suite 4260

Toronto, Ontario

M5J 2S1

Table of Contents

Preliminary Notes	3
Corporate Structure	5
General Development of the Business	6
Description of the Business	16
Material Mineral Properties	24
Updated Mineral Resource and Mineral Reserve Information	59
Risk Factors	61
Dividends and Distributions	73
Description of Capital Structure	73
Market for Securities	73
Escrowed Securities	74
Directors and Officers	75
Audit Committee Information	78
Legal Proceedings and Regulatory Actions	80
Interest of Management and Others in Material Transactions	81
Transfer Agent and Registrar	81
Material Contracts	81
Interest of Experts	81
Additional Information	82
Audit Committee Charter	83

ANNUAL INFORMATION FORM DATED MARCH 18, 2021

SIERRA METALS INC. (“Sierra”, “Sierra Metals” or the “Company”)

Preliminary Notes

Effective Date of Information

The date of this Annual Information Form (the “AIF”) is March 18, 2021. Except as otherwise indicated, the information contained herein is as at December 31, 2020.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Sierra Metals. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile.

Document	Effective Date/ Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR Website
Preliminary Economic Assessment (“PEA”), Yauricocha Mine, Yauyos Province, Peru (the “Yaurocicha PEA Technical Report”).	June 30, 2020	December 8, 2020	Technical Report
PEA, Bolivar Mine, Mexico (the “Bolivar PEA Technical Report”)	December 31, 2019	November 5, 2020	Technical Report
PEA for the Cusi Mine, Chihuahua State, Mexico (the “Cusi PEA Technical Report”)	August 31, 2020	January 5, 2021	Technical Report

Cautionary Statement – Forward Looking Information

This AIF contains “forward looking information” within the meaning of Canadian securities laws related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; the Strategic Process (as defined herein); implementation of programs; effects of renegotiation and termination of contracts or sub-contracts; the effective date of treaties; and the Company’s plans and expectations for its properties and operations.

Forward-looking statements or forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Such forward-looking statements and forward-looking information are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in such forward-looking statements and forward-looking information, including, without limitation, risks with respect to: operating hazards and risks; precious metal and base metal price fluctuation; mining operations; infrastructure; exploration and development; uncertainty of calculation of reserves and sources and metal recoveries; replacement of reserves and resources; fluctuations in the price of consumed commodities; no defined mineral reserves at the Cusi Mine; risk of foreign operations; burden of government regulation and permitting; risks relating to outstanding borrowings; uncertainty of title to assets; environmental risks; litigation risks; insurance risks; competitive risks; volatility in the price of the common shares in the capital of the Company (the “Common Shares”); global financial risks; employee recruitment and retention; reliance on key personnel and labour relations; potential conflict of interest; significant shareholders; third party reliance; differences in U.S. and Canadian reporting of mineral reserves and resources; claim under U.S. securities laws; potential dilution of present and prospective shareholdings; currency risks; risks related to cyclical business; liquidity risks; financial reporting standards; credit risks; climate change; and the coronavirus (COVID-19) (“COVID-19”). This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”.

The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

As set out above, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Information

All currency references in this AIF are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.”. The articles were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Company changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Company’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Company is doing business.

The registered principal office of Sierra Metals is located at 161 Bay Street, Suite 4260, Toronto, Ontario, Canada M5J 2S1. The head office of the Company’s Mexican subsidiaries is located at Calle Blas Cano de los Rios No 500, Colonia San Felipe, C.P 31203, Chihuahua, Chihuahua, Mexico. The head office of the Company’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

General Development of the Business

Three-Year History and Recent Developments

2018

Peru

On June 27, 2018, the Company reported the results of a PEA for the Yauricocha Mine, yielding a 486% return on investment and after-tax net present value (“NPV”) of US$393 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

On October 1, 2018, the Company confirmed the discovery of a new style of mineralization (copper-molybdenum porphyry). The results were from testing of the geophysical anomalies in the quartz monzonite intrusive, in the eastern part of the mineralized area. This area is known as the Central Mine which is located between the Cuye and Esperanza zones. Prior evidence of copper-molybdenum porphyry mineralization had been observed on surface within the monzonite intrusive and had previously been sampled by Rio Tinto Zinc. Subsequently, drill core was sampled at 10-meter intervals over the entire hole length and the Company obtained 122 samples. A hole was drilled from the Klepetko Tunnel to test the priority anomaly located in the monzonite intrusive as this zone had high conductivity within the Intrusive. A copper-molybdenum mineralized porphyry was discovered.

Mexico

On May 22, 2018, the Company announced an update to its Mineral Reserve and Resource Estimate for the Bolivar Mine. Total Probable Mineral Reserves for the Bolivar Mine were 7,925,000 tonnes averaging 19 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq representing an 83% increase to the previous Probable Mineral Reserve Estimate. Total Indicated Mineral Resources were 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.37% CuEq representing a 42% increase to the previous Indicated Mineral Resource estimate. Total Inferred Mineral Resources were 8,012,000 tonnes averaging 22 g/t silver, 0.96% copper and 0.30 g/t gold, 1.35% CuEq representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate.

On June 6, 2018, the Company announced the results of an infill drilling program evaluating the continuity and characteristics of geophysical anomalies that were previously tested as part of a recent Titan 24 Geophysical Survey and deemed high value targets at the Bolivar Mine. Drilling has identified and defined a new zone named Cieneguita, which is an extension of the Bolivar northwest structure and is situated in close proximity to the Bolivar northwest zone with similar characteristics. The Company completed a successful infill drilling program on those previously tested areas, which resulted in a new structure being defined demonstrating the continuity of the previously defined wide high-grade copper structures.

On June 18, 2018, the Company reported the results of the Cusi PEA Technical Report, yielding a 75% internal rate of return and after-tax NPV of US$92 million at an 8% discount rate. The Cusi PEA Technical Report was compiled under NI 43-101 standards by Mining Plus Peru SAC and was filed on SEDAR on August 2, 2018.

On June 29, 2018, the Company announced that the development program at the Cusi Mine has confirmed a wide, high-grade silver stockwork zone located within the Santa Rosa de Lima vein complex. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height.

On July 9, 2018, the Company reported the results of the Bolivar PEA Technical Report, yielding a 550% return on investment and after-tax NPV of US$214 million at an 8% discount rate. The Bolivar PEA Technical Report was compiled under NI 43-101 standards by Mining Plus Peru SAC and was filed on SEDAR on August 23, 2018.

Financing and Corporate Activities

Initiation of Normal Course Issuer Bid

On December 11, 2018, the Company announced that its board of directors (the “Board”) approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the “TSX”) and other Canadian marketplaces/alternative trading systems. Pursuant to the NCIB, the Company proposed to repurchase for cancellation up to 1,500,000 Common Shares, which represented approximately 0.92% of the issued and outstanding Common Shares as at December 11, 2018.

Under the NCIB, the Company was permitted to purchase up to 1,500,000 Common Shares through the facilities of the TSX and other Canadian marketplaces/alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any Common Share purchases made pursuant to the NCIB were to be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC Capital Markets (“CIBC”). In accordance with TSX rules, any daily purchases made under the NCIB were limited to a maximum of 4,214 Common Shares, which represented 25% of the average daily trading volume of 16,858 Common Shares on the TSX for the six months ended November 30, 2018. However, the Company was permitted to make one block purchase per calendar week which exceeded the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 Common Shares.

2019

Peru

On February 13, 2019, the Company announced that Sociedad Minera Corona, S.A. (“Minera Corona”), one of its Peruvian subsidiaries, received approval from SENACE (National Environmental Certification Service), the agency responsible for the evaluation of natural resources and production projects in Peru, with respect to its recent Environmental Impact Assessment (“EIA”) study for the expansion of the tailings deposition facility at the Yauricocha Mine. With this approval for the EIA study, the Company submitted and received approval on May 19, 2019, for the construction and operation of the phase 5 that will allow to dispose over 1Mm3 of tailings overall. 2020 Update: In November 2020, the Company, as a part of its permitting strategy, obtained the operation permit of the phase 5-1 to dispose tailings. Also, in July 2020, the Company obtained from the SENACE the permit to dispose underground mine waste through a technical report, Informe Técnico Sustentatorio (“ITS”).

On March 21, 2019, the Company announced that employees who were members of the Union of the Mine and Metallurgical Workers of Minera Corona, representing approximately 66% of the employees at the Yauricocha Mine, initiated a strike action in protest of contractor changes made as part of regular operations at the Yauricocha Mine. The Company suspended all mining and milling activities for the safety of all employees as of March 19, 2019. The Peruvian Ministry of Labour, upon receiving notification by the Union of its intent to strike, indicated that the strike could not proceed. Once the strike had materialized, they deemed the strike as illegal under current legislation. On April 12, 2019, the Company announced the resolution of the strike action at the Yauricocha Mine.

On June 27, 2019, the Company announced the receipt of its permit to construct the expansion of the tailing dam facility as well as its permit for the surface drilling program at the Yauricocha Mine.

On December 19, 2019, the Company announced an updated Mineral Reserve and Resource Estimate at the Yauricocha Mine. The updated Mineral Reserve and Resource Estimate disclosed the following:

•	Mineral Reserves of 8,439,000 tonnes averaging 46.5 g/t silver, 1.1% copper, 0.8% lead, 3.1% zinc and 0.5 g/t gold representing a 5.4% overall tonnage decrease to the previous Reserve Estimate, however, Proven Mineral Reserves increased 45% with Probable Mineral Reserves decreasing 18% as compared to the previous Reserve Estimate.

•	Total Proven and Probable Contained Metal decreased by 8.9% silver, 10.9% copper, 4.6% lead, increased by 20.1% zinc, and decreased by 8.9% gold as compared to the previous Reserve Estimate.

•	Measured and Indicated Mineral Resources of 12,651,000 tonnes averaging 51.5 g/t silver, 1.3% copper, 0.9% lead, 3.0% zinc and 0.6 g/t gold representing a 4% tonnage decrease from the previous resource tonnage estimate, however, Measured Mineral Resources increased 18% with Indicated Mineral Resources decreasing 11% as compared to the previous Resource Estimate.

•	Total Measured and Indicated Contained Metal reduced by 21% silver, 15% copper, 7% lead, increased by 8% zinc, and reduced by 12% gold as compared to the previous Resource Estimate.

•	Total Inferred Mineral Resources of 6,501,000 tonnes averaging 39.1 g/t silver, 1.5% copper, 0.6% lead, 1.7% zinc and 0.5 g/t gold compared from the previous Resource Estimate, representing a 2% tonnage decrease to the overall Inferred Resource Estimate.

•	Total Inferred Contained Metal reduced by 11% silver, 26% copper, increase by 32% lead, reduced by 23% zinc and 9% gold as compared to the previous Resource Estimate.

Mexico

On January 9, 2019, the Company reported that its expansion plans were on track at the Bolivar Mine. In July 2018, the Company had announced the results of a PEA at Bolivar to achieve a sustainable and staged increase in mine production and mill throughput from 3,000 tonnes per day (“tpd”) to 3,600 tpd in Q1-2019, and to 5,000 tpd by mid-2020. Completion of the expansion included the installation of a refurbished mill, an electrical substation with 1250 KVA of capacity, a secondary crusher and a hydrocyclone cluster that allowed for finer grind size optionality.

On April 3, 2019, the Company announced positive results from a drilling program designed to test the continuity and characteristics of geophysical anomalies identified in a recent Titan 24 Geophysical Survey. The areas drilled had been deemed as high-value targets within the Bolivar West zone, located at the Bolivar Mine. Drilling identified and defined a new zone named West Extension to the Bolivar West zone which is an extension of the Bolivar West structure and is within close proximity to the Bolivar West zone with similar characteristics.

On June 3, 2019, the Company announced that it had agreed to repurchase a royalty on the Cusi Mine from Minera Cusi SA de CV, for US$4.0 million. The royalty agreement required the Company to pay a 3% royalty on the net revenues generated by the mine, less transportation costs, for the life of the Cusi Mine. The Company already paid US$2.5 million upon signing the repurchase contract on May 10, 2019 and is required to pay a further US$1.5 million on May 10, 2021.

On December 31, 2019, the Company announced an update to its Mineral Resource Estimate at the Bolivar Mine. The updated Mineral Resource Estimate disclosed the following:

•	Total Indicated Mineral Resources were 11.63 million tonnes averaging 0.95% copper, 18.1 g/t silver and 0.24 g/t gold or 1.17% CuEq which represents a 12% overall tonnage decrease from the previous Indicated Resource Estimate, but which includes depletions since the previous Resource Update. Metal grades were also reduced by 9% for copper, 20% for silver and 17% for gold.

•	Total Inferred Mineral Resources were 16.69 million tonnes averaging 0.93% copper, 16.8 g/t silver and 0.30 g/t gold or 1.16% CuEq which represents a 108% overall tonnage increase from the previous Inferred Resource Estimate. Metal grades were reduced by 3% for copper, 25% for silver and 29% for gold.

The Company released another update on this Mineral Resource and Reserve Estimate on March 31, 2020 (see “General Development of the Business – 2020 – Mexico) as detailed later in this document.

Financing and Corporate Activities

Repayment of FIFOMI Loan in Mexico

During February 2019, the Company repaid the remaining US$1,657,000 owed on Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”)’s loan from FIFOMI. Dia Bras Mexicana is a wholly-owned subsidiary of Sierra Metals. This repayment, prior to the loan’s maturity date, did not result in any financial penalties and was within the terms of the agreement.

Closing of New Senior Secured US$100 Million Corporate Credit Facility

The Company, together with Dia Bras Peru S.A.C. and Dia Bras Mexicana, as co-obligors, entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) dated March 8, 2019, as amended on July 12, 2019, with Banco de Credito del Peru, as lender, and Banco de Credito del Peru, as administrative agent and agent of guarantees, that provides funding of up to US$100 million. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used a portion of the proceeds of the Corporate Facility to repay old debt balances.

The key terms of the Corporate Facility are as follows:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default.

Changes to the Board

On April 4, 2019, the Company announced the appointment of Ricardo Arrarte to the Board. Mr. Arrarte filled the vacancy created by the resignation of Philip Renaud.

On July 15, 2019, the Company announced the appointment of Koko Yamamoto to the Board. Ms. Yamamoto was also appointed to the audit committee of the Board (the “Audit Committee”) and would serve as its Chair.

Automatic Share Purchase Plan and NCIB Amendment

On April 15, 2019, the Company announced that, in connection with its NCIB, it had entered into an automatic share purchase plan (the “ASPP”) with CIBC, the Company’s designated broker for the NCIB.

The ASPP permitted CIBC to purchase Common Shares at times when the Company ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases were only to be made by CIBC based upon parameters set out by the Company prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. Outside of these blackout periods, Common Shares would continue to be purchased at the Company’s discretion, subject to the rules of the TSX and applicable securities laws. The Company’s NCIB commenced on December 17, 2018 and remained active until December 16, 2019.

On September 18, 2019, the Company announced its intention to amend the NCIB to increase the number of Common Shares which the Company was permitted to repurchase for cancellation thereunder from 1,500,000 Common Shares to 2,500,000 Common Shares. Other than the increase to the maximum number of Common Shares purchasable by the Company pursuant to the NCIB, no other amendments had been made to the NCIB. The Company purchased a total of 2,012,654 Common Shares under the NCIB.

Management Changes

On August 1, 2019, the Company announced the mutually agreed upon departure of Gordon Babcock, its Chief Operating Officer. Mr. Babcock’s responsibilities were taken over by Alonso Lujan, Vice President Exploration and Country Manager Mexico, and James Leon, Country Manager Peru.

2020

Peru

On February 3, 2020, the Company filed a technical report with respect to the updated Resource and Reserves Estimates at the Yauricocha Mine effective as of October 31, 2019.

On March 17, 2020, the Company announced that the Peruvian government had declared a 15-day state of emergency to contain the advancement of COVID-19, which restricted travel within the country and required citizens to remain at home with the exception of grocery, banks and medical. On March 26, 2020, the Peruvian government extended the state of emergency for an additional 13 days until April 12, 2020. As such, all mining activities and permitting submissions in Peru were also halted, which in general resulted in a delay in all permits being issued. Pursuant to this declaration, the Company also ceased its mining operations at the Yauricocha Mine, with the exception of emergency staff as permitted by the government. Due to the uncertainty of the effect that the COVID-19 pandemic could have on the Company’s operations and financial condition, and due to rapidly changing developments, the Company started implementing proactive and reactive mitigation measures to minimize any potential impacts that COVID-19 may have on its employees, communities, operations, supply chain and finances. This also included preserving capital and deferring capital programs, where appropriate, in order to improve liquidity. The Company continued to maintain its guidance due to the operating flexibility of its Yauricocha Mine and the current normal operation of its Mexican mines.

The state of emergency was extended twice subsequently, on April 9, 2020 until April 26, 2020 and on April 26, 2020 until May 10, 2020.

On May 25, 2020, the Company announced that the Peruvian Government had extended its state of emergency and a nationwide lockdown to fight the COVID-19 pandemic until June 30, 2020. This extension came with the reopening of certain economic activities. Large open-pit mines and a select number of underground mines in the country received permission to restart operations in phase one. It was anticipated that the second group of mining companies would be included in phase two. This phase two of the economic recovery plan was activated effective June 5, 2020, which allowed the Company to begin to recall required furloughed employees and contractors and to progressively start ramping up the Yauricocha mine operations back up to full capacity.

On November 18, 2020, the Company reported the results of a PEA completed for the Yauricocha Mine and also announced the large increase in the Mineral Resource estimate for Yauricocha.

Highlights of the PEA included:

•	After-tax Net Present Value (NPV): US$333 Million at an 8% discount rate
•	Plant Processing Rate after expansion: 5,500 tonnes per day (TPD)
•	Incremental benefit of increasing the production to 5,500 TPD from 3,780(1) TPD is estimated to have an after tax NPV (@8%) of US$27.1 Million, and IRR of 29.5%

•	Net After-tax Cash Flow: US$495 Million
•	Life of Mine & Sustaining Capital Cost: US$268.5 Million
•	Total Operating Unit Cost: US$48.89/tonne and US$1.28/lb copper equivalent
•	Average LOM Grades of Silver 34.2 g/t (1.1 oz/t), Copper 1.28%, Gold 0.42 g/t (0.01 oz/t), Zinc 1.71% and Lead 0.48%
•	Copper Price Assumption US$3.05/lb
•	Mine Life: 12 years based on updated Mineral Resource Estimate which includes a 26% increase in the measured and indicated resource category and a 79% increase in the inferred resource category.
•	Life of Mine Payable Production: Copper 419 million pounds, Silver 13.7 million troy ounces, Gold 43 thousand troy ounces, Zinc 541 million pounds, Lead 167 million pounds.

(1) 3,780 Tonnes per day represents the expected upcoming expansion to 3,600 tonnes per day plus a 5% overallotment allowance. Sierra is awaiting this permit from the government and hopes to receive it in Q1 2021.

The Mineral Resource update included the following:

•	Measured and Indicated Mineral Resources - 15,924,000 tonnes averaging 43.8 g/t silver, 0.5 g/t gold, 1.2% copper, 0.6% lead and 2.2% zinc representing a 26% tonnage increase from the previous resource tonnage estimate.
•	Total Inferred Mineral Resources - 11,633,000 tonnes averaging 27.5 g/t silver, 0.5 g/t gold, 1.4% copper, 0.3% lead and 1.0% zinc compared from the previous Resource Estimate, representing a 79% tonnage increase to the overall Inferred Resource Estimate

On December 8, 2020, the Company announced filing of the Yaurocicha PEA Technical Report including a 7.8% improved after tax NPV of $359 million versus $333 million reported in the November 18, 2020 press release.

Mexico

On February 6, 2020, the Company announced the settlement of the P&R Litigation (as defined herein). The accord was executed in The Second District Court (the “Court”) in the state of Chihuahua, Mexico. The declaration of the termination of P&R Litigation was issued by the Court on February 6, 2020. This settlement ends all claims against and litigation against the Company and Dia Bras Mexicana from P&R. The impact of the settlement amount paid on the Company’s financial condition and operating results was not significant.

On March 31, 2020, the Company announced an update to its Bolivar Mineral Resource and Reserves estimates, which included additional information for drilling that took place between October and December 2019 of approximately 10,203 meters as well as results from a litho-structural model.

On April 1, 2020, the Company announced that the Mexican Federal Government had suspended all non-essential activities in Mexico for 30 days to contain the advancement of COVID-19 virus. This suspension includes all mining activities from March 30th to April 30th, 2020. As a result of this declaration, the Company decided to maintain only an essential services crew at the Bolivar Mine site until April 30, 2020. The Cusi Mine site was placed into care and maintenance during this period.

On April 26, 2020, the Mexican Federal Government announced the extension of the suspension until May 30, 2020, except for municipalities that present a low or null transmission of COVID-19 as on May 18, 2020. Based on this announcement, the Company resumed its operations at the Bolivar Mine on May 18, 2020 because of its remote location. The Cusi Mine continued to remain in care and maintenance due to its proximity to urban communities.

On May 14, 2020, the Company filed a NI 43-101 Technical Report in support of the March 31, 2020 update on the Bolivar Resources and Reserves.

On May 14, 2020, the Mexican Federal Government issued a communication stating that the effective date for Mining to be deemed an essential service was June 1, 2020. Following this announcement, the Company began recalling employees from the Bolivar Mine to begin a COVID-19 screening process, including a quarantine period, allowing the Company to be ready to commence mining activities on June 1, 2020. The Cusi Mine continued to remain in care and maintenance.

On June 18, 2020, the Company announced the discovery of a new high-grade silver zone with significant widths in an area called Northeast – Southwest System of Epithermal Veins at its Cusi Mine. This new high-grade silver vein system was discovered as a consequence of a combination of mine development work in recent months and confirmatory drilling, which included true widths of 17.45 meters of 428 g/t silver (464 g/t silver equivalent), 9.35 meters of 304 g/t silver (327 g/t silver equivalent), 8.75 meters of 303 g/t silver (322 g/t silver equivalent) and 4.90 meters of 1,140 g/t silver (1,163 g/t silver equivalent). The Company also announced its plans to drill an additional 1,000 meters to better understand the extension of the zone at depth and to Northeast.

With the June 18, 2020 announcement, the Company also provided an operational update for the Cusi Mine. This included the management team’s efforts to complete an optimised view of the entire mine operation during the period of care and maintenance. The Company announced the following as part of the optimization of Cusi’s operations:

•	Changes on the interpretation of the geological system made based on updated information from a stockwork tonnage system to a vein model system, which is expected to help better control and improve head grades, dilution, and make better use of Cusi’s silver mineral resources.
•	The Company’s plan to use a sublevel stoping method for extraction, which is better suited to the rock/mineral environment.
•	Extension of the main access ramp to an opening of four meters by four meters, which will allow for the use of larger 30-ton capacity trucks into the mine and improve the efficiency of ore haulage coming from the mine.

The operational update included announcement of restart of mine development work and possible commencement of operations once the development work was complete. Production was anticipated to include ore from Santa Rosa de Lima zone, the Promontorio zone, as well as from a series of east-west vein systems including the new zone announced as part of the press release. Additionally, major projects during the second half of the year would include studies on the potential expansion of Cusi, a new tailings dam near the Mal Paso Mill, and infill drilling at the Santa Rosa de Lima, Promontorio, and San Nicolas zones to improve and build on mineral resources at the mine.

On July 28, 2020, the Company announced the restarting of production at the Cusi Mine.

On October 20, 2020, the Company reported the results of a PEA for doubling its output at the Bolivar Mine to 10,000 tpd. Highlights of the PEA include:

•	After-tax Net Present Value (NPV): US$283 Million at an 8% discount rate
•	Incremental benefit of increasing the production to 10,000 TPD from 5,000 TPD is estimated to have an after tax NPV (@8%) of US$57.4 million, and IRR of 27.9%
•	Net After-tax Cash Flow: US$521 Million
•	Life of Mine & Sustaining Capital Cost: US$317 Million
•	Total Operating Unit Cost: US$19.77/tonne and US$1.16/lb copper equivalent
•	Plant Processing Rate after expansion: 10,000 tonnes per day (TPD)
•	Average LOM Copper Grade 0.72%
•	Copper Price Assumption US$3.05/lb
•	Mine Life: 14 years based on existing Mineral Resource Estimate
•	Life of Mine Copper Payable Production: 583 million pounds

On November 5, 2020, the Company announced filing of the Bolivar PEA Technical Report for the results reported on October 19, 2020.

On November 18, 2020, the Company announced an update on the Cusi Mineral Resource Estimate, which was the result of drilling programs completed between January 2018 and August 2020. The updated Resource Estimate incorporated new exploration drilling, sampling, and underground mapping information into the geologic interpretation and grade estimations, thereby providing more refined resource models in the Santa Rosa de Lima and Northeast-Southwest zones. The updated Mineral Resource Estimate disclosed the following:

•	Total Measured and Indicated Resources increased 18% to 5,356,000 tonnes from 4,557,000 tonnes previously reported; and Total Inferred Resources increased 200% to 4,893,000 tonnes from 1,633,000 tonnes previously reported.
•	Total Measured Mineral Resources for Cusi are 850,000 tonnes averaging 213 g/t silver, 0.06 g/t gold, 0.26% lead and 0.30% zinc, and 231 g/t silver equivalent.
•	Total Indicated Mineral Resources for Cusi are 4,506,000 tonnes averaging 176 g/t silver, 0.13 g/t gold, 0.54% lead, 0.63% zinc and 212 g/t silver equivalent.
•	Total Inferred Mineral Resources for Cusi are 4,893,000 tonnes averaging 146 g/t silver, 0.18 g/t gold, 0.43% lead, 0.69% zinc and 183 g/t silver equivalent.

On December 10, 2020, the Company reported the results of a PEA for doubling its output at the Cusi Mine to 2,400 tpd. Highlights of the PEA include:

•	After-tax Net Present Value (NPV): US$81 Million at an 8% discount rate assuming a long-term silver price of $20/oz
•	Incremental benefit of increasing the production to 2,400 TPD from 1,200 TPD is estimated to have an after tax NPV (@8%) of US$28.1 million, and IRR of 46.8%
•	Net After-tax Cash Flow: US$134 Million
•	Life of Mine & Sustaining Capital Cost: US$91 Million
•	Total Operating Unit Cost: US$35.24/tonne and US$8.83/oz silver equivalent
•	Plant Processing Rate after expansion: 2,400 tonnes per day (TPD)
•	Average LOM Grades for Silver 127.2 g/t (4.1 oz/t), Gold 0.12 g/t, Zinc 0.48% and Lead 0.34%
•	Mine Life: 13 years based on existing Mineral Resource Estimate
•	Life of Mine Silver Payable Production: 33.4 million ounces

On December 22, 2020, the Company announced the filing of a NI 43-101 technical report for the increase of mineral resources at Cusi Mine, as per the press release dated November 18, 2020.

Financing and Corporate Activities

On January 8, 2020, the Company announced that, as a result of entering into a new phase as a generator of free cash flow, it was in a position to start returning capital to its shareholders. In this regard, the Board approved a plan to return up to US$30 million to shareholders in the coming year. In furtherance of this plan, the Company announced its intention to launch a substantial issuer bid (the “SIB”) pursuant to which the Company would offer to repurchase for cancellation up to US$15 million in value of Common Shares from shareholders for cash. The SIB was intended to proceed by way of a modified Dutch auction and would be funded with available cash on hand.

In the first quarter of 2020, metal prices weakened due to the impact of COVID-19. Since the extent and duration of the impacts of COVID-19 on the metal prices and the operations of the Company were still unknown at that time, the Company postponed the contemplated SIB.

On May 19, 2020, the Company announced the appointment of Luis C. Marchese as Chief Executive Officer, effective June 1, 2020. Mr. Marchese replaced Sierra Metals' then current President and CEO, Igor Gonzales, who resigned this position effective May 31, 2020 and his Board seat effective May 19, 2020. Mr. Marchese joined the Board effective immediately.

On August 1, 2020, Gabriel Pinto Gregori started with the Company as Vice President, Sustainability and Corporate Affairs.

2021

On January 6, 2021, the Company announced the filing of the Cusi PEA Technical Report, as per the press release dated December 10, 2020.

On January 8, 2021, the Company announced that the Board, supported by its management team and with the full support of Arias Resource Capital Fund L.P. ("ARCF I"), Arias Resource Capital Fund II L.P. (the Company’s then two largest shareholders) and Arias Resource Capital Fund II (Mexico) L.P., had commenced a process to explore and evaluate potential strategic alternatives focused on maximizing shareholder value (the “Strategic Process”). The Company engaged CIBC World Markets Inc. to assist the Board in its review of strategic alternatives.

Jill Neff resigned as Corporate Secretary of the Company effective January 15, 2021 and Ed Guimaraes, CFO, assumed the responsibilities of interim Corporate Secretary effective January 16, 2021.

On January 21, 2021, the Company, through a press release, made a reference to the announcement made earlier that day by ARCF I regarding its distribution of an aggregate of 52,721,964 Common Shares from ARCF I to its underlying limited partners which was made in connection with the winding-up and dissolution of ARCF I. The Company confirmed that the Strategic Process continued to have the full support of the Board, management team, Arias Resource Capital Fund II L.P. (now the Company’s largest shareholder) and Arias Resource Capital Fund II (Mexico) L.P.

On January 29, 2021, the Company announced the appointment of Jose Vizquerra Benavides as the Chairman of the Board, replacing Alberto Arias. Alberto Arias continues to remain as a member of the Board.

Description of the Business

General

Summary

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Company plans to continue growing its production base through exploration investments within its properties. The Company has high returns on invested capital and strong cash flow generation as key priorities.

The Company has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian operation (Peru) includes the Yauricocha Mine and its near-mine concessions. The Mexican Operation (Mexico) includes the Bolivar and Cusi mines both located in the Chihuahua State, Mexico, their near-mine concessions and the Mexican exploration and early-stage properties.

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company plans to focus on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company produces zinc, copper and lead concentrates with gold and silver by-products from its polymetallic circuit at the Yauricocha Mine; copper concentrates at the Bolivar Mine; and a silver-lead concentrate at the Cusi Mine. These concentrates are sold to international metal traders who in turn sell and deliver these products to different clients around the world.

The breakdown of revenue from metals payable by product for 2019 and 2020 is as follows:

By Revenue (%)	2019	2020
Silver	19%	23%
Copper	38%	39%
Lead	12%	9%
Zinc	26%	20%
Gold	6%	9%

Peru – Yauricocha Mine

Mining at Yauricocha is completed by various extraction methods, principally sublevel caving and overhand cut and fill stoping. Ore is transported via underground rail to the on-site Chumpe mill for processing. The Chumpe mill processes ores produced by Yauricocha using crushing, grinding and flotation. Polymetallic ore is processed and treated in a polymetallic circuit.

Mexico – Bolivar Mine

At the Bolivar Mine, mining is done by room-and-pillar and sublevel stoping methods. Extracted ore is trucked 5 kilometers to the Company’s Piedras Verdes mill, which is a conventional flotation processing plant rated at 5,000 tpd depending on the work index.

Mexico – Cusi Mine

Mining at the Cusi Mine is completed by cut and fill method. Mined development rock is trucked 37 km via flat, paved roads to the Company’s Malpaso mill, which is a conventional flotation processing plant. The plant has three ball mills: (1) 8´ x 14´ mill, with capacity of 28 tph; (2) 8´ x 7´ mill, with capacity of 13 tph; and (3) 7´ x 10´ mill, with capacity of 9 tph. Total capacity between the three mills is 50 tph, or 1,200 tpd.

Exploration Properties

Of the several exploration properties in Mexico held by the Company, two have had work done by the Company and are considered properties of merit: Bacerac and Batopilas. The others, such as Arechuyvo and Maguarchic, have not had work performed on them because they are considered to be of lower priority for allocation of resources such as personnel and funds.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues, and accounting. The Company has adequate employees with experience in these specialized areas to meet its current needs.

Cycles

The mining and exploration industry is cyclical in nature. The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which the Company conducts its business. For example, if commodity pricing is low, Sierra’s access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of the Company’s current properties and may affect its ability to, among other things: (i) capitalize on financing, including equity financing, to fund its ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on its properties.

Furthermore, weather cycles may affect the Company’s ability to conduct exploration activities at its mines, including the Yauricocha Mine, Bolivar Mine and Cusi Mine. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather-related factors, including inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Competitive Conditions

The mining and exploration industry is competitive in all aspects. The Company competes with other mining companies, many of whom have greater financial resources, operational experience or technical capabilities than Sierra, in connection with the acquisition of properties producing, or capable of producing, precious metals. In addition, the Company also competes for the recruitment and retention of qualified employees and consultants.

Changes to Contracts

The Company does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Metal Price Volatility

The profitability of the Company’s operations may be significantly affected by changes in the market price of the precious and base metals that it produces. The economics of producing precious and base metals are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of the precious and base metals. Depending on the price of precious and base metals that it produces, the Company may determine that it is impractical to commence or continue commercial production. The price of precious and base metals fluctuates widely and is affected by numerous industry factors beyond the Company’s control, such as the demand for precious and base metals, forward selling by producers and central bank sales and purchases of precious and base metals. The price of gold and silver is also affected by macro-economic factors, such as expectations for inflation, interest rates, the world supply of mineral commodities, the stability of currency exchange rates and global or regional political and economic situations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of precious and base metals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Any significant drop in the price of precious and base metals adversely impacts the Company’s revenues, profitability and cash flows. In addition, sustained low gold price may:

•	reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at prevailing prices;
•	cause the cessation or deferral of new mining projects;
•	decrease the amount of capital available for exploration activities;
•	reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or
•	cause the write-off of an asset whose value is impaired by low metal prices.

There can be no assurance that the price of precious and base metals will remain stable or that such prices will be at a level that will prove feasible to begin development of its properties, or commence or continue commercial production, as applicable.

Environmental Protection

The Company is currently in material compliance with all applicable environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2020 were not material.

Employees

As at December 31, 2020, the Company and its subsidiaries had 595 employees in Peru, 715 employees in Mexico, and 7 employees in Canada.

Social or Environmental Policies

The Company works towards building strong relationships with the communities in which it operates and is committed to complying in all material respects with all environmental laws and regulations applicable to its activities. The Company has developed and in December 2020, approved the Sustainability Policy, Environment Policy and Health and Safety Policy, which are currently under implementation.

Sustainability Policy

The Company’s vision is to achieve development that is shared with the communities around its operating locations, with the goal of mutual well-being of all stakeholders for both the mid- and the long term.

In order to achieve this, the Sustainability Policy contemplates the Company:

•	Maintaining an open, transparent and collaborative relationship with those living in the surrounding communities, their organizations and government entities. These relationships are based on mutual respect and maintaining an inclusive and cooperative dialogue.
•	Identifying, respecting and supporting the development aspirations of the people residing in surrounding communities, establishing shared activities that support the development of those aspirations within a suitable time frame.
•	Complying with all commitments made to the surrounding communities. The Company understands that this is a collaborative effort and so it encourages the participation of third parties when defining and fulfilling commitments.
•	Providing opportunities for the inhabitants of the surrounding communities to provide goods and services for the Company’s activities when required.
•	Ensuring the development of and access to mechanisms that allow those residing in the surrounding communities to express their concerns, and also addressing those concerns preemptively and ensuring they are answered.
•	Fighting corruption. In order to do this, the Sustainability Policy contemplates compliance with all anti-bribery and anti-corruption laws and regulations that may apply when conducting business and activities, as established in the company’s policies.

Environmental Policy

The Company envisions itself as a leading company when it comes to minimizing impacts on the environment and the active prevention of environmental pollution in underground polymetallic mining.

The Environmental Policy contemplates the Company:

•	Ensuring compliance with the legislation in the countries in which it operates, and also complying with its commitments.
•	Ensuring that potential environmental impacts caused by the Company’s activities are identified ahead of time, and that control measures are implemented to eliminate or minimize these impacts.
•	Ensuring the development, implementation and maintenance of an Environmental Management System that makes it possible to manage environmental aspects of and impacts on all its operations.
•	Putting in the necessary effort to implement the best possible industry practices, when technologically possible and economically viable, including the use of clean energy.
•	Establishing environmental performance objectives and goals in its operations, as well as measuring their performance and framing them within a process of continuous improvement.
•	Encouraging responsible and efficient water use in its operations.
•	Promoting a culture of environmental responsibility among its employees and contractors, as well as with its stakeholders.
•	Ensuring that its employees and contractors clearly understand their responsibility to maintain proper environmental management in their activities.
•	Communicating the Environmental Policy to all its employees and contractors, as well as stakeholders upon request.

Health and Safety Policy

The Company is aware that in order to achieve its vision of being a leading polymetallic production company with a world-class reputation in all aspects of its operations, it has the responsibility to maintain safe and healthy workplaces for all its employees and partners. As such, the Health and Safety Policy contemplates the Company:

•	Complying with legislation in the countries in which it operates, and with proper industry standards.
•	Promoting a culture of safety throughout the organization that supports its vision and values as a company. In order to do this, the Company will establish clearly defined objectives framed within a culture of ongoing improvement, which will be periodically communicated and evaluated.
•	Ensuring that dangers and risks that could cause death or severely damage the health of its employees and contractors are identified and mitigated in advance, through the implementation of a Health and Safety Management system within its operations.
•	Providing the leadership and resources necessary to develop, implement and maintain its Health and Safety Management systems .
•	Ensuring that all its employees and contractors have the training and knowledge necessary to carry out their activities safely, and that they clearly understand their responsibilities regarding health and safety.
•	Maintaining open and transparent communication and consultation with its employees about decision-making processes related to health and safety, using the appropriate channels.
•	Communicating the Health and Safety policy to all its employees and contractors, as well as making it available to stakeholders.

The Sustainability Policy, Environmental Policy and Health and Safety Policy are applicable to all employees of Sierra Metals and its subsidiaries, as well as companies that are contracted for Sierra Metals activities.

Foreign Operations

Doing Business in Peru

Peru is a democratic republic governed by an elected government which is headed by a president who serves for a five-year term.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land rights are distinct from the mining concessions. The government retains ownership of mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register and the Ministry of Energy and Mines. The only exception to this rule is that foreigners cannot acquire or possess mining concessions within 50 kilometers of the border, unless an exception based on public necessity or national interest is granted by the President of Peru by means of a Supreme Decree.

The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products. Pursuant to environmental laws applicable to the mining sector, holders of mining activities are required to file and obtain approval for an EIA, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following main permits are generally needed for a project: Start-Up Authorization; Certificate for the Inexistence of Archaeological Remains (CIRA); EIA; Mine Closure Plan; Beneficiation Concession; Water Usage Permits and Rights over surface lands.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The current corporate income tax rate is 29.5%.

In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, the current dividend tax rate of 5% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. This rate applies to dividends that correspond to profits generated since January 1, 2017. Profits generated up to December 31, 2014 are subject to a withholding tax rate of 4.1%, and profits generated between January 1, 2015 and December 31, 2016 are subject to a withholding tax at a rate of 6.8%, even if the relevant profits are distributed in future years.

Peru’s transfer-pricing rules apply to cross-border and domestic transactions between related parties and to all transactions with residents in tax-haven jurisdictions. The transfer-pricing rules also apply to transactions with residents in non-cooperating jurisdictions, as well as transactions with residents whose revenue or income is subject to a preferential tax regime.

In Peru, the Board will be responsible for approving the entity’s tax planning. This obligation cannot be delegated.

Peru has entered into double tax treaties with Brazil, Canada, Chile, Korea (South), Mexico, Portugal Switzerland and Japan. This last treaty will become effective as from January 1, 2022, but provisions concerning the exchange of information and the assistance in the collection of taxes entered into force on January 29, 2021. It has also entered into an agreement to avoid double taxation with the other members of the “Comunidad Andina” (Bolivia, Colombia and Ecuador).

As of 2004, holders of mining concessions are required to pay the government a Mining Royalty as consideration for the exploitation of metallic and non-metallic minerals. Payment of mining royalties shall be completed on a quarterly basis and is calculated based on the greater of either: (a) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit; and (b) 1% of the company’s net sales, in each case during the applicable quarter. The royalty rate applicable to the company’s profit is based on its operating profit margin according to a statutory scale of rates that range between 1% and 12%. Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Mining Royalty described above. The SMT is applied on operating margin profit based on a sliding scale, with progressive marginal rates ranging from 2.0% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating margin profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession. SMT payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Doing Business in Mexico

Mexico is a federal presidential representative democratic republic, where the President is both head of state and head of government. The current government of Mexico is guided by the 1917 constitution. The President is the head of the executive branch, the commander-in-chief of the armed forces and also the head of state. The President of Mexico is elected by an absolute majority of the federal entities. Mexico’s President is elected for six years and cannot be re-elected. The President is mandated to appoint and dismiss cabinet ministers and nearly all other officials of the executive.

The mining industry in Mexico is controlled by the Secretaría de Economía through the Dirección General de Minas, which is officially located and administered from Chihuahua City, with offices in Mexico City. In Mexico, mining activities include extraction activities independent from petroleum, natural gas and radioactive minerals, and certain non-metallic minerals such as construction and ornament materials, some of which are not subject to the mining legislation. In addition to the extraction activities, mining, smelting and refining activities are also considered as part of the mining industry, which are jointly known as mining-metallurgic activities. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican law (which could be wholly owned by foreign investors). The construction of processing plants requires further governmental approvals (e.g. Federal, local and municipal permits).

In Mexico, surface land rights are distinct from the mining concessions. The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which shall be granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining and that the assignee is qualified to hold a concession (i.e. a Mexican national or a Mexican company incorporated under Mexican law having mining activities as its main corporate purpose). Securities can be imposed to mining concessions. The instrument formalizing the corresponding security shall be also registered before the Mining Public Registry.

Concessionaires must perform work each year that begins within ninety days of the concession being granted. Concessionaires must file proof of the work performed every year by the end of May. Non-compliance with these requirements is cause for cancellation only after the authority communicates in writing to the concessionaire any such default, granting the concessionaire a specified time frame in which to remedy the default.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined below.

Three different fees or royalties applicable to the mining activity in Mexico exist as per the Federal Fees Law (LFD). Such fees are as follows:

•	Special mining fee:

This fee shall be calculated at a 7.5% rate over the positive difference resulting from subtracting the deductions allowed in the Mexican Income Tax Law (MITL) from the income resulting from the revenue of the mining activity.

However, for the purposes of calculating the basis of this fee, the LFD does not allow to take into account several expenses that may be incurred by the mining taxpayers. Such expenses involve investments not related to mining prospecting and exploration, as well as tax losses not yet amortized and incurred in previous fiscal years.

Mining concessionaires and assignees shall be exempted from the payment of this fee exclusively for the use, enjoyment, or exploitation of coal gas deposits.

•	Additional mining fee:

This fee shall be incurred based on the maximum rate of the mining fee set forth in Article 263 of the LFD per concession’s hectare. Usually, this fee is nominal.

•	Extraordinary mining fee:

This fee shall be calculated at a 0.5% rate over the income resulting from the sale of gold, silver, and platinum, without any deduction.

Control over Subsidiaries

Corporate Governance

The Company has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems are set forth below.

The Company’s corporate structure has been designed to ensure that the Company controls, and/or has a measure of direct oversight over, the operations of its subsidiaries. The Company, as the ultimate shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

The Company, directly or indirectly, controls the appointments of all of the directors and senior officers of its subsidiaries. The directors of the Company’s subsidiaries are ultimately accountable to the Company as the shareholder appointing him or her, and the Board and senior management of the Company. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of the Company or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

Strategic Direction

While the mining operations of each of the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements on an annual basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and on a quarterly basis in accordance with IFRS as applicable to interim financial reports including International Accounting Standard 34, Interim Financial Reporting. This requires financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the relevant reporting framework and securities laws.

The responsibilities of the Board include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

Regional Experience

The directors and executive officers of the Company have significant experience conducting business in Peru and/or Mexico, including (i) international corporate finance and mergers and acquisitions experience in Peru and/or Mexico, (ii) planning, supervising and managing experience with mining operations in Peru and/or Mexico, (iii) executive officers and/or directors with experience with other publicly-listed mining companies with operations in Peru and/or Mexico, and (iv) visiting the Company’s projects in Peru and Mexico on a regular basis. Further, Alberto Arias (Director), Dionisio Romero (Director), Jose Vizquerra Benavides (Director), Ricardo Arrarte (Director), Luis Marchese (Chief Executive Officer), Ed Guimaraes (Chief Financial Officer), Alonso Lujan (Vice President, Exploration) and Rajesh Vyas (Corporate Controller) are all either fluent or proficient in Spanish.

Material Mineral Properties

The Company has three material projects described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s material mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties and to incorporate by reference each such technical report into this AIF.

Yauricocha Mine, Peru

The Company owns 81.84% of Minera Corona, which in turn owns 100% of the Yauricocha Mine.

Yaurocicha PEA Technical Report

The following is the summary section of the Yaurocicha PEA Technical Report, prepared by SRK Consulting (Canada) Inc. (“SRK”), and signed by Qualified Persons Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning, Andre Deiss, BSc. (Hons), Pr. Sci. Nat., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining) and Daniel H. Sepulveda, BSc., SME-RM, SRK Associate Consultant (Metallurgy). The full text of the Yaurocicha PEA Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yaurocicha PEA Technical Report.

“1      Executive Summary

This PEA report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) for an updated Mineral Resource estimate prepared for Sierra Metals Inc. (Sierra), on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. Sierra engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput.

Sierra Metals prepared life of mine (LOM) production and development plans based on four production rate options ranging from the base case of 3,780 tonnes per day (tpd) to 7,500 tpd (Table 0-1). The specific details for these production options are described in Section 16, operating and capital cost information is provided in Section 21, and an economic analysis of each production rate option is provided in Section 22.

Table 0-1: LOM Production Rates

Tonnes/Day	Tonnes/Year	Comments
3,780 tpd (base case)	1.3 M	Constant production rate through LOM *
5,500 tpd	2.0 M	Increases from 3,780 tpd to 5,500 tpd in 2024
6,500 tpd	2.4 M	Reaches 6,500 tpd in 2024
7,500 tpd	2.8 M	Reaches 7,500 tpd in 2024

Source: Sierra Metals, Redco, 2020

Note: * *3780 tpd used as the base case assumes that permits will be received to reach that level, which is in the initial process.

This Preliminary Economic Assessment (PEA) report was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014).

The reader is reminded that PEA studies are indicative and not definitive and that the resources used in the proposed mine plan include Inferred Resources as allowed for by the Canadian Securities Administrators (CSA) NI 43-101 in PEA studies. The PEA is preliminary in nature; it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized.

This PEA report is not a wholly independent report as some sections have been prepared and signed off by qualified persons (QPs) from Sierra Metals, the project owner and producing issuer. The terms ‘QP’ and ‘producing issuer’ are used here as defined under NI 43-101 Standards of Disclosure for Mineral Projects. Additionally, Sierra is a producing issuer as defined in the NI 43-101 guidelines.

1.1      Property Description and Ownership

The Yauricocha Mine is in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (Minera Corona) ownership since 2002 and has operated historically since 1948. Sierra Metals purchased 82% of Minera Corona in 2011.

1.2       Geology and Mineralization

The Yauricocha Mine features several mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular manto-style deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of Ag, Cu, Pb and Zn, with local Au to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE-trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides but is locally oxidized to significant depths or related to more Cu-rich bodies.

1.3       Status of exploration, development and operations

The mine is concurrently undertaking exploration, development and operations. Exploration is ongoing near the mine claim and is supported predominantly by drilling and exploration drifting. The mine is also producing several types of metal concentrates from the underground mine areas.

1.4       Mineral Processing and Metallurgical Testing

Yauricocha is consistently producing commercial quality copper concentrate, zinc concentrate, and lead concentrate. The lead concentrate produced in the oxide plant, because of its small tonnage and/or lower grades, is blended in the plant with the concentrate produced from the polymetallic circuit to generate a lead concentrate of commercial quality.

The plant has been subject to continuous improvements in recent years to improve recovery and deportment of metals. Recent improvements to the processing facilities include:

•	Addition of one OK-50 flotation cell to increase Cu-Pb bulk flotation stage;
•	Installation of x-ray slurry analyzer for six streams: flotation feed, middling Zn feed, copper final concentrate, lead final concentrate, zinc final concentrate and final tailings;
•	Mechanical rod feeder for primary rod mill grinding for improved safety and production;
•	Installation of five DR-180 cells in the Second Zn Cleaning Flotation Stage; four DR-180 cells in the Third Zn Cleaning Flotation Stage in order to improve the Zn concentrate grade and to increase the nominal plant capacity up to 4000 tpd; and
•	Installation of 10 DR-180 cells in the Bulk Cleaning Flotation Stage arranged in three banks, with which the flotation retention time is increased from 9 minutes to 17 minutes:
–	First Cleaning Flotation Stage (comprising 5 cells);
–	Second Cleaning Flotation Stage (comprising 3 cells); and
–	Third Cleaning Flotation Stage (comprising 2 cells).

Table 0-2 shows the mill’s feed tonnages and head grades for the period of January 2019 to June 2020. In this period, there was no treatment of any oxide mineralized material.

Table 0-3 shows the mill’s performance from 2013 to 2020.

Table 0-2: Mill Tonnage and Head Grades, January 2019 to June 2020

		Head Grade
Period	Mineralized Material (tonnes)	Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	As (%)
2020 Jun	78,080	0.63	61.1	1.49	1.02	3.72	0.13
2020 May	64,364	0.68	69.65	1.99	1.1	3.89	0.14
2020 Apr	60,090	0.53	69.69	1.43	1.57	2.74	0.14
2020 Mar	78,553	0.63	70.85	1.59	1.22	3.87	0.14
2020 Feb	103,764	0.66	66.01	1.6	1.09	3.81	0.14
2020 Jan	102,908	0.75	61.89	1.49	1.11	4.05	0.14
2019 Dec	110,939	0.7	59.33	1.47	1.22	3.99	0.13
2019 Nov	101,862	0.55	58.74	1.66	0.93	4.09	0.15
2019 Oct	108,900	0.56	62.27	1.52	1.01	4.07	0.13
2019 Sep	100,030	0.51	63.02	1.54	1.11	3.57	0.15
2019 Aug	106,988	0.59	66.77	1.82	1.14	3.94	0.14
2019 Jul	100,221	0.64	69.25	1.69	1.11	3.86	0.15
2019 Jun	99,588	0.55	68.84	1.8	1.09	3.58	0.13
2019 May	101,502	0.65	59.55	1.5	0.94	3.33	0.14
2019 Apr	53,075	0.61	59.25	1.29	1.12	3.02	0.14
2019 Mar	51,707	0.59	64.91	1.48	1.17	3.29	0
2019 Feb	88,010	0.59	63.08	1.28	1.06	3.57	0
2019 Jan	94,097	0.5	63.15	1.61	0.85	3.7	0
Averages	89,149	0.61	64.1	1.58	1.09	3.72	0.12

Source: Sierra Metals, 2020

Table 0-3: Yauricocha Metallurgical Performance, 2013 to 2020*

				Concentrate Grade					Metal Recovery
			Tonnes/day	Au	Ag	Pb	Cu	Zn	Au	Ag	Pb	Cu	Zn
Period	Stream	Tonne	(@ 365 d/y)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
	Mineralized Material	641,268	1,757		83	1.5	0.7	4.1		100	100	100	100
2013	Cu Con.	12,728	35		1,058	2.8	23.2	6.4		25.2	3.7	70.6	3.1
	Pb Con.	14,258	39		1,300	53.4	1.8	5.9		34.7	80	6.3	3.2
	Zn Con.	45,412	124.4		122	0.6	1	50.8		10.4	3	10.8	88.7
	Mineralized Material	703,713	1,928		84	1.8	0.7	4		100	100	100	100
2014	Cu Con.	12,782	35		1,115	2.1	26.4	6.8		24.2	2.1	68	3.1
	Pb Con.	18,055	49		1,398	58.6	1.5	4.9		42.8	83.9	5.3	3.2
	Zn Con.	48,657	133		115	0.8	1.4	50.6		9.5	3.1	13.2	88.5
	Mineralized Material	618,460	1,694		79	1.6	0.6	3.4		100	100	100	100
2015	Cu Con.	8,145	22		1,278	2.3	27.8	4.1		21.4	1.8	65.3	1.6
	Pb Con.	14,463	40		1,656	59.5	1.1	4.3		49.3	85.7	4.7	2.9
	Zn Con.	37,587	103		91	0.6	1.2	50.7		7.1	2.1	13.4	90.1
	Mineralized Material	698,872	1,915	0.5	80.3	1.8	0.6	3.9	100	100	100	100	100
2016	Cu Con.	9,068	25	3.1	1362.6	2.1	26.3	6.8	8.1	22	1.5	61.3	2.3
	Pb Con.	18,014	49	1.7	1470.8	59	1.2	4.8	9.1	47.2	86.3	5.6	3.1
	Zn Con.	47,573	130	0.4	95.2	0.7	1.2	51.5	4.9	8.1	2.6	14.2	88.9
	Mineralized Material	966,138	2,647	0.6	66	1.5	0.7	3.9	100	100	100	100	100
2017	Cu Con.	16,412	45	2.7	920.5	2.4	26.9	7.6	8.4	23.7	2.8	67.3	3.3
	Pb Con.	21,731	60	1.8	1242.3	56.8	2.5	5.5	7.4	42.3	86.9	8.4	3.2
	Zn Con.	65,671	180	0.4	110.8	0.9	1.4	51.4	5.3	11.4	4	14.2	89.4
	Mineralized Material	985,679	2,700	0.6	58.4	1.3	0.9	3.8	100	100	100	100	100
2018	Cu Con.	21,940	60	2.2	677.4	2.3	28.1	7.5	8.4	25.8	3.8	70.1	4.4
	Pb Con.	20,146	55	2.2	1087.5	56.1	3.3	5.7	7.6	38.1	85.8	7.5	3
	Zn Con.	65,823	180	0.5	101.4	0.8	1.8	50.9	5.2	11.6	4.1	13.4	88.7
	Mineralized Material	1,092,410	2,993	0.6	63.9	1.6	1.1	3.7	100	100	100	100	100
2019	Cu Con.	30,931	85	2.3	593.9	1.8	29.4	6	11	26.3	3.2	76.9	4.6
	Pb Con.	26,574	73	2.1	1131.6	57.6	2.4	5.5	8.4	43.1	88.8	5.4	3.6
	Zn Con.	69,863	191	0.5	90.6	0.6	1.7	51	4.9	9.1	2.6	10.1	88
	Mineralized Material	483,509	2,657	0.7	66.3	1.6	1.2	3.7	100	100	100	100	100
2020*	Cu Con.	17,127	94	1.9	531.5	1.9	25.4	5.9	10.4	28.4	4.3	76.4	5.6
	Pb Con.	13,972	77	2.2	996.4	47.9	2.1	4	9.5	43.4	87.2	5.1	3.1
	Zn Con.	38,925	214	0.4	76.9	0.6	1.5	40.5	5.1	9.3	3	10.6	87.5

Source: Sierra Metals, 2020

* January to June 2020

In 2020, silver is preferably recovered with the lead sulfide concentrate and accounts for approximately 43% of the total silver recovered at Yauricocha. Copper concentrate recovers approximately 28% of the silver, and zinc concentrate recovers 9%. The overall silver recovery at Yauricocha totaled 81% during the first six months of 2020.

Yauricocha’s metallurgical laboratory has been testing samples from multiple sources, including polymetallic material from Esperanza, Cuerpo Contacto Occidental, from Mina Mario among others. In most of the cases the metallurgical test results show good amenability to conventional processing and potential to achieve commercial quality concentrates. Some samples show arsenic presence, while others achieve lower concentrate grades because of their higher oxides content. In all cases, laboratory personnel are continuously investigating improved process conditions for treating the new sources of mineralized material.

1.5         Mineral Resource Estimate

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a Mineral Resource as follows: “A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Yauricocha, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Sierra for their current underground mining operation.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

The June 30, 2020 consolidated Mineral Resource statement for the Yauricocha Mine is presented in Table 0-2. The detailed, individual tables for the various Yauricocha mining areas are presented in Section 14 of this report.

Table 0-4: Consolidated Yauricocha Mine Mineral Resource Statement as of June 30, 2020 – SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

Classification	Volume (m3) '000	Tonnes (K t)	Density (kg/m3)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	As (%)	Fe (%)	NSR ($/t)	Ag (M oz)	Au (K oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)
Measured	1,458	4,904	3.36	55.81	0.59	1.13	0.83	2.59	0.18	24.47	113	8.8	93.5	122.2	89.4	280.1
Indicated	3,226	11,020	3.42	38.39	0.50	1.20	0.52	2.05	0.14	25.41	98	13.6	178.0	291.1	126.7	498.9
Measured + Indicated	4,684	15,924	3.40	43.75	0.53	1.18	0.62	2.22	0.15	25.12	103	22.4	271.5	413.3	216.2	779.0
Inferred	3,346	11,633	3.48	27.54	0.45	1.40	0.31	0.95	0.07	26.65	84	10.3	167.4	357.9	79.3	242.5

Notes

(1)	Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates. Silver, gold, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.
(3)	The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.
(4)	Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.
(5)	Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).
(6)	Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.
(7)	Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).
(8)	The mining costs are based on 2020 actual costs and are variable by mining method.
(9)	The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

1.6         Mineral Reserve Estimate

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

1.7         Mining Methods

1.7.1   Mining

The Yauricocha Mine is a producing operation with a long production history. The majority of mining is executed through mechanized sub-level caving with a relatively small portion of the mining using overhand cut and fill. The mine uses well-established, proven mining methods and is anticipated to continue to maintain an approximate 3,800 tpd (1.4 Mt/y) production rate for the remainder of 2020.

Polymetallic sulfide mineralized material accounts for more than 99% of the material mined at Yauricocha. Material classified as lead oxide can also be encountered, but it is a minor component of the overall tonnage in the mineralized zones currently being mined.

The mine is accessed by two shafts, Central shaft and Mascota shaft, and the Klepetko and Yauricocha tunnels. Mineralized material and waste are transported via the Klepetko tunnel at the 720 level (elevation 4,165 masl) which runs east-northeast from the mine towards the mill and concentrator, and the 4.7 km Yauricocha tunnel, commissioned in 2018, that also accesses the mine at the 720 level. The Yauricocha tunnel was added to increase haulage capacity and serves as a ventilation conduit. The Yauricocha shaft, currently under construction, will provide access down to 1370 level and is expected to be in production in 2021.

1.7.2   Geotechnical

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (mineralized material) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. In 2017, SRK confirmed that these activities complied with international standards and industry best practices.

Mudflows, also known as mud rushes, are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level (elevation of 4,040 masl to 4,057 masl in the Antacaca and Catas mineralized material bodies) and the 870 level (elevation of 4,010 masl to 4,093 masl in the Rosaura and Antacaca Sur mineralized material bodies). All of the recorded mudflows have been located within mineralized material bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation. The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

The ground control management level plans reviewed present a rock mass quality regime that is consistent with the conceptual geotechnical rock mass model, as well as the description of the domains and sub-domains from the 2015 technical report. The level plans and accompanying development profile and installation procedures are well developed and appropriate for operational application. The ground support designs were not reviewed in detail as part of this study, but an observation was made that the ground support type for good ground did not include any surface support. Unless there is a thorough and regimented check-scaling procedure ensured, industry standard is to have surface support of mesh and/or shotcrete even in good ground.

SRK is of the opinion that the current understanding of subsidence and its effects is reasonable. The current understanding of in-situ and induced stress for the current mining areas is satisfactory, but for the deeper planned mining areas, site specific stress measurements and stress modelling are needed. The current understanding of the conditions leading to mudflow and the mitigation measures put in place are reasonable; however, the potential occurrence of a mud rush event is an ever-present risk, particularly when entering new mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed.

1.7.3    Hydrogeology

Hydrogeological and hydrological information is available from multiple sources, including mine records and a large number of investigations and data compilations by external consultants. Mine operations have compiled significant information on flow rates and field water quality parameters (e.g., color, pH, conductivity, temperature) across much of the mine and developed maps summarizing locations and data. The numerous hydrogeological and hydrological studies completed by external consultants (Geologic, 2014, 2015; Hydro-Geo Consultores, 2010, 2012, 2016; Geoservice Ingenieria 2008, 2014, 2016; Helium, 2018) involved the collection of data from underground observations, pump tests, tracer tests, and surface water features.

Current observations and analyses suggest that inflow to both the subsidence (caving) zone and the mine will increase as the mine expands. Mitigation and management efforts should continue to understand the distribution of water and value in efforts to control or reduce inflow. Mud rushes pose a risk.

1.8         Project Infrastructure

The Project is a mature producing mine and mill and all required infrastructure is fully functional. The Project has highway access with two routes to support the Project’s needs, and the regional capital Huancayo (population 340,000) is within 100 km. Personnel travel by bus to the site and are accommodated in four camps. There are currently approximately 1,700 personnel on-site with 500 employees and 1,200 contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF.

The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, high explosives and detonator magazines, underground shops, and diesel and lubrications storage.

The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage water needs on-site. Water is sourced from the Ococha Lagoon, the Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. The current power load is 10.5 MVA with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is planned to be expanded to approximately 14 MVA in 2020/2021. A compressed air system is used underground with an additional 149 kW compressor system being added, and diesel fuel is used in the mobile equipment and in the 895 kW backup electrical generator.

The site has permitted systems for the handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has a capacity for 12 months at the current production levels. The TSF is being expanded with another lift in 2019/2020 to provide three more years of capacity. The three additional lift stages in total will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project’s solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper which are recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 t to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

The infrastructure is well developed and functioning as would be expected for a mature operation. The TSF continues to develop and will require ongoing monitoring to assure the construction of the next lift is timely to support the operation. Ongoing monitoring of the stability of the embankment and operations practices is recommended to conform to industry best practices.

1.9         Environmental Studies and Permitting

Sierra has all relevant permits required for the current mining and metallurgical operations. Sierra also has a Community Relations Plan that includes annual assessment, records, minutes, contracts and agreements. An Environmental Impact Assessment (EIA) was obtained on February 11, 2019.

1.10       Capital and Operating Costs

The capital and operating costs presented here are for the base case production rate of 3,780 tpd. Capital and operating cost estimates for the higher production rates of 5,500 tpd, 6,500 tpd and 7,500 tpd are in Section 21.

Table 0-5 and Table 0-6 show the capital and growth capital cost (capex) summaries for the base case of 3,780 tpd respectively. Table 0-7 shows the operating cost (opex) summary for the base case of 3,780 tpd.

Table 0-5: Sustaining Capex Estimation 3,780 Tonnes/Day

Sustaining Capex	Total (kUS$)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Exploration & Development
Exploration	39,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	-
Development	73,671	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	5,667	-
Equipment	17,200	1,800	1,800	3,400	2,500	1,200	1,200	1,200	1,200	1,200	1,200	500	-	-
Projects
Central Shaft Rehab	1,800	1,000	800	-	-	-	-	-	-	-	-	-	-	-	-
Mine Camp	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mascota Shaft	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Personnel transportation	4,550	350	-	770	-	770	-	770	-	770	-	770	-	350	-
Concentrator Plant	5,450	1,270	380	800	300	300	300	300	300	300	300	300	300	300	-
Tunnel (Cx 5000 + Shotcrete Plant)	2,300	2,300	-	-	-	-	-	-	-	-	-	-	-	-	-
Drainage System + Study Factibility	2,200	1,000	600	600	-	-	-	-	-	-	-	-	-	-	-
Ventilation	14,812	1,098	1,086	1,085	1,080	1,110	1,090	1,093	1,091	1,090	1,081	1,098	1,080	1,101	629
Ramp Lv 1592 and Mascota	3,240	3,240	-	-	-	-	-	-	-	-	-	-	-	-	-
Environmental	1,160	82	82	83	83	83	83	83	83	83	83	83	83	83	83
Seismograph Study and Instrumentation	250	150	50	50	-	-	-	-	-	-	-	-	-	-	-
Geomechanical Model Study	500	-	250	-	-	250	-	-	-	-	-	-	-	-	-
Fuel Distribution System	300	300	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	166,433	21,258	13,716	15,456	12,631	12,381	11,341	12,113	11,341	12,111	11,331	11,419	10,130	10,501	712

Source: Sierra Metals, 2020

Table 0-5: Growth Capex Estimation 3,780 Tonnes/Day

Growth Capex	Total (kUS$)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Projects
Yauricocha Shaft	19,400	7,000	7,500	4,900	-	-	-	-	-	-	-	-	-	-	-
Access to Yauricocha Shaft	5,500	3,000	2,500	-	-	-	-	-	-	-	-	-	-	-	-
Tailing Dam	40,500	3,700	3,400	3,400	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	-
Ramp Lv 720 to Ramp Tatiana	600	600	-	-	-	-	-	-	-	-	-	-	-	-	-
Mine Camp	4,650	150	3,000	1,500	-	-	-	-	-	-	-	-	-	-	-
Studies (Factibilty Increase production 5500)	500	250	250	-	-	-	-	-	-	-	-	-	-	-	-
Studies (geometallurgical)	300	150	-	150	-	-	-	-	-	-	-	-	-	-	-
Closure	9,450	1,000	650	650	650	650	650	650	650	650	650	650	650	650	650
Total	80,900	15,850	17,300	10,600	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	650

Source: Sierra Metals, Redco, 2020

Table 0-5: Opex Estimation 3,780 Tonnes/Day

Opex Total	Total (kUS$)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Mine	607,554	44,938	44,632	44,598	44,467	45,247	44,735	44,793	44,744	44,725	44,483	44,929	44,454	45,001	25,809
Plant	198,866	14,712	14,607	14,596	14,551	14,818	14,642	14,662	14,646	14,639	14,556	14,709	14,546	14,734	8,448
G&A	181,284	13,362	13,347	13,345	13,338	13,377	13,352	13,355	13,352	13,351	13,339	13,361	13,338	13,365	7,703
Total	987,703	73,011	72,586	72,538	72,357	73,442	72,729	72,810	72,741	72,715	72,378	72,999	72,338	73,100	41,959

Source: Sierra Metals, Redco, 2020

1.11        Economic Analysis

The PEA considered four different production rates for the Yauricocha Mine:

1.	3,780 tpd (base case);

2.	5,500 tpd (in 2024);

3.	6,500 tpd (in 2024); and

4.	7,500 tpd (in 2024).

The four production rate options were evaluated financially, and it was determined that the 7,500 tpd production rate had the highest post tax NPV. Sierra observes that there are some mineralized material and waste haulage issues due to mineralized zone geometry and distribution. As such, Sierra has decided that the 5,500 tpd production rate option is the recommended case for a future pre-feasibility study. Increased production rates beyond 5,500 tpd may be possible once Yauricocha has resolved the mineralized material and waste haulage issues.

The 5,500 tpd (2024) proposed mine plan has a capital requirement (initial and sustaining) of US$ 269 M over the 12-year life LOM; efficiencies associated with higher throughputs are expected to drive a reduction in operating costs on a per tonne basis. This PEA indicates an after-tax NPV (8%) at 5,500 tpd (in 2024) of US$ 333 M. Total operating cost for the LOM is US$ 989 M, equating to a total operating cost of US$ 48.89 per tonne milled and US$ 1.28 per pound copper equivalent.

A sensitivity analysis was performed for each mining plan to analyze the impact of the change on the main drivers: metal grades, operating and capital costs, and gross income. The analysis shows that the NPV is most sensitive to changes in gross income and operating costs, moderately sensitive to changes in capex and the grade of copper, and least sensitive to changes in the grades of silver, gold, lead and zinc.

The proposed mine plan is conceptual in nature and would benefit from further, more definitive, investigation.

1.12        Conclusions and Recommendations

Geology and Mineral Resources Estimation

SRK has the following recommendations for the geology and Mineral Resources at Yauricocha:

•	Construct and compile a single reliable secure drilling and sampling database for the entire mine area, which can be easily verified, audited, and shared internally. This can be accomplished through commercially available SQL database management tools.
•	Exploration should continue in the Esperanza area, which is locally open along strike and at depth.
•	Long-term exploration should be focused on areas such as the possible intersection of the Yauricocha fault and the Cachi-Cachi structural trend, where recent geophysical data are currently being generated to assist in targeting.
•	Given the use of channel samples in the Mineral Resource estimations, SRK recommends ensuring that the channel samples are collected on a representative basis, and that they are collected across the entire exposed thickness of a mineralized zone. In addition, they should be weighed for each sample to ensure that appropriate quantities of material are sampled from both the harder, more difficult material and the higher-grade, softer material.
•	SRK strongly recommends reviewing the performance of the QA/QC program as soon as batches of results are returned. If any failures occur investigation and re-analysis of these samples and +/- five adjacent samples on either side of the respective failure should be completed as soon as possible to prevent any sample preparation or laboratory issues.

•	No umpire laboratory checks of the Chumpe laboratory were completed in the period November 2019 to June 2020. SRK recommends that umpire duplicates be implemented on a regular basis for both coarse and pulp reject material.
•	SRK recommends that density measurements of drillhole core be implemented as a regular practice to improve density relationships in mineralized and non-mineralized rock.
•	Minera Corona should produce detailed internal documentation summarizing the procedures and methods similar to those described in this report.
–	Of note, SRK strongly recommends developing internal standards and procedures for estimation and reporting of Mineral Resources. Although this is somewhat new for the mine personnel, SRK is of the opinion that sufficient talent and technology support exists to continue to develop this expertise.

•	Exploration should be supported by a reasonably detailed litho-stratigraphic and structural model for the area to aid in exploration targeting. At present, this model does not exist and should be generated by mine and exploration personnel to produce fit for purpose models.
•	SRK recommends that a standardized workflow is applied to the geological modelling to prevent significant changes in mineralized shape forms with minor additions of drillhole information. The integration of structure, stratigraphy and mineralized zone into a global model is essential in developing a comprehensive exploration and mining model. This will prevent inconsistencies and overlap between mineralized zones modelled.
•	Classification of certain areas should be reviewed to determine if opportunities exist to refine the scripted classification scheme, or that based on estimation pass (in the case of Minera Corona models) to a hybrid approach taking into account the confidence in the estimation and the reasonableness of the classification distribution.
•	Modelling variogram anisotropy for each of the mineralized domains can be improved by considering relevant transformation e.g. gaussian or log transforms of the composites before producing the experimental variograms. Ideally, modelled variograms should be back-transformed before the estimation. Certain commercially available software can complete this process seamlessly.
•	Local and global grade anisotropy occur within the larger mineralized bodies. The sensitivity of utilizing a local anisotropy in highly informed data areas, whereas utilizing a global trend in poorly informed areas should be investigated.
•	The models estimated internally by the mine should endeavor to regularize certain estimation parameters (such as sample selection criteria) so that these do not vary significantly between metals.
•	SRK recommends that Minera Corona implement short term grade control models to track and reconcile with production.

Mineral Processing and Metallurgical Testing

SRK is of the opinion that Yauricocha’s processing facility is reasonably well operated and shows flexibility to treat multiple mineralized material sources. The metallurgical performance, i.e., metal recovery and concentrate grade has been consistent throughout the period evaluated allowing the mine to produce commercial quality copper concentrate, lead concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending mineralized material in order to control arsenic concentration in the final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

Mining

SRK has the following recommendations for the mining at Yauricocha:

•	The Yauricocha shaft project should be monitored closely in order to ensure timely access to mineralized zones below 1070 level.
•	A consolidated 3D LOM design should be completed to improve communication of the LOM plan, infill drilling requirements, and general mine planning and execution.
•	Further technical-economic evaluations of the production rate expansion options should be undertaken via pre-feasibility and feasibility studies.

Geotechnical and Hydrogeological

SRK’s geotechnical and hydrogeological recommendations are as follows:

•	Continue collecting geotechnical characterization data from mined drifts and exploration drillholes;
•	Maintain a central geotechnical database;
•	Develop and maintain geotechnical models, including structures and rock mass wireframes;
•	Conduct a program of stress measurement in the deeper planned mining areas;
•	Conduct numerical stress analyses of mining-induced stress effects on planned mining;
•	Continue short-term to long-term dewatering programs with drainage systems;

•	Examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing mineralized material due to unexpected ground problems; and

•	Revisit the current ground control management plans to check that they are appropriate for the deeper mining areas.

•	Continue to actively dewater ahead of production mining and monitor for conditions that could lead to mud rushes.

Infrastructure

Ongoing monitoring of the stability of the TSF embankment and operations practices is recommended to conform to industry best practices.

Recovery Methods

SRK recommends that Yauricocha improve its control of plant operations by installing more instrumentation and an automation control system. Doing so would lead to more consistent plant operation, reduced electrical energy and reagent consumption, and ultimately initiate a continuous improvement of the plant’s unit operations and overall performance.

Environmental Studies and Permitting

Social and environmental activities are currently of high importance in Peru; therefore, SRK recommends that the company’s commitments and agreements be fulfilled in detail and in a timely manner. Reputational and legal risks can arise due to this issue.

1.13         Recommended Work Program Costs

Table 0-6 lists the estimated costs for the recommended work that is not considered to be covered by on-going operating expenditures.

Table 0-6: Summary of Costs for Recommended Work

Category	Work	Units	Cost US$
Geology and Resources	Infill Drilling (1)	25,000 m	2,500,000
	Exploration Drilling - Yauricocha Expansion (1)	25,000 m	2,500,000
	Structural and litho-stratigraphic model	1	100,000
	Training	1	10,000
	QA/QC and Re-analysis	500	12,500
Geotechnical	Annual data and analysis review and data collection	N/A	100,000
	Stress measurements	1	30,000
Production Rate Increases	Prefeasibility study	1	500,000
Total			5,752,500

Source: SRK, 2020

(1) Drilling costs assumed $100/m

Bolivar Mine, Mexico

The Company owns 100% of the Bolivar Mine.

Bolivar PEA Technical Report

The following is the summary section of the Bolivar PEA Technical Report, prepared by SRK and reviewed by Qualified Persons Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning, Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining), Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy) and Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical). The full text of the Bolivar PEA Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bolivar PEA Technical Report.

“2       Executive Summary

Introduction

Sierra Metals Inc. own and operate the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) located in the Piedras Verdes District of Chihuahua State, Mexico, approximately 250 kilometres southwest of the city of Chihuahua. The Property consists of 14 mineral concessions totaling 6,800 hectares.

Sierra Metals Inc. engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput.

This Preliminary Economic Assessment (PEA) report was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM).

The reader is reminded that PEA studies are indicative and not definitive and that the resources used in the proposed mine plan include Inferred Resources that are too speculative to be used in an economic analysis, except as allowed for by Canadian Securities Administrator’s National 43-101 (43-101) in PEA studies. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized.

This PEA report is not a wholly independent report as some sections have been prepared and signed off by qualified personnel (QP) from Sierra Metals, the project owner and producing issuer. The terms ‘QP’ and ‘producing issuer’ used here are as defined under Canadian Securities Administrator’s National 43-101 (43-101) guidelines.

2.1         Property Description and Ownership

The Bolivar property is owned by Sierra Metals Inc. The property consists of 14 mineral concessions (approximately 6,800 ha) in the northern Mexican state of Chihuahua. The property is in the Piedras Verdes mining district, 400 km south by road from the city of Chihuahua (population 4.8 million as of 2010) and roughly 10 km southwest of the town of Urique (population 1,102 as of 2010). The property includes the Bolivar Mine, a historic Cu-Zn skarn deposit that has been actively mined by Sierra since November 2011, as well as the Piedras Verdes processing plant, which is situated approximately 5 km by road from the mine.

2.2        Geology and mineralization

The Bolivar deposit is a Cu-Zn skarn and is one of many precious and base metal deposits of the Sierra Madre belt, which trends north-northwest across the states of Chihuahua, Durango and Sonora in northwestern Mexico (Meinert, 2007). The deposit is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The Guerrero terrane, proposed to have accreted to the margin of nuclear Mexico in the Late Cretaceous, consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Piedras Verdes district is made up of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds. Cu-Zn skarn mineralization is in carbonate rocks adjacent to the Piedras Verde granodiorite. Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the bulk of the mineralization: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. In both cases, the highest grades are developed where structures and associated breccia zones cross these favorable horizons near skarn-marble contacts.

2.3         Status of Exploration, Development and Operations

The Bolivar Mine is currently an operational project. During 2019, the Piedras Verdes processing plant consistently produced copper concentrate of commercial quality with copper grade ranging between 21.7% Cu to 28% Cu, silver content in concentrate ranging from 392 g/t to 677 g/t, and gold content in concentrate ranging from 3.2 g/t to 7.9 g/t. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively. The mined material is transported 5 km to the (t/d) Piedras Verdes Mill which currently operates at 3,500 tonnes of mineralized material per day.

2.4        Mineral Processing and Metallurgical Testing

Various development and test mining have occurred at the Bolivar Mine under Sierra’s ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the mineralized material was trucked to the Cusi Mine’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in November 2011 at 1,000 t/d of nominal throughput. The mineralized material processing capacity was expanded to 2,000 t/d in mid-2013. The mill has been upgraded since and the current nominal throughput capacity is 3,500 t/d although the mine has exceeded this throughput on many occasions and in 2020, has achieved 5,000 tpd.

2.5        Mineral Resource Estimate

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a mineral resource as: “A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Bolivar, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Sierra for their current underground mining operation.

The December 31, 2019, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 0-7.

Table 0-7: Consolidated Bolivar Mineral Resource Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)

Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (M oz)	Au (k oz)	Cu (t)
Indicated	19.4	15.1	0.21	0.77	9.4	127.8	149,116
Inferred	21.4	14.2	0.21	0.78	9.8	145.6	167,077

Source: SRK, 2020

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(2) All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

2.6        Mineral Reserve Estimate

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

2.7         Mining Methods

Bolivar is a producing operation. The primary mining method at Bolivar is underground room and pillar mining. Previous mining at Bolivar has sometimes used lower cost and more productive longhole stope mining in areas where the mineralized zones have a steeper dip angle, and the mine plans to undertake a geotechnical assessment program in 2020/2021 to expand the use of longhole mining.

Current mineralized material production is from the El Gallo Inferior, Chimenea 1 and 2, and the Bolivar West mineralized zones.

The PEA evaluated seven different possible production rates for the Bolivar Mine:

•	5,000 tpd (base case)

•	7,000 tpd (in 2024)

•	10,000 tpd in 2024

•	10,000 tpd in 2026

•	12,000 tpd in 2024

•	12,000 tpd in 2026

•	15,000 tpd in 2024

Development waste rock is primarily stored underground in historic mine openings. Mineralized material is hauled to the surface using one of several adits or declines accessing the mineralized material, and then dumped onto small surface storage pads outside the portals. The mineralized material is then loaded into rigid-frame, over-the-road trucks and hauled on a gravel road approximately 5 km south to the Piedras Verdes mill. As explained in more detail in Section 18, the mine is constructing an underground tunnel that will enable mineralized material to be delivered via underground truck transport to a portal adjacent to the mill. This development will eliminate the impact of bad weather on the current surface truck haulage system and will provide a lower cost and more reliable method of delivering mineralized material to the plant.

Mine production at Bolivar in 2019 averaged approximately 3,500 t/d, but frequently surpassed 4,000 tpd and achieved rates of 5,000 tpd in early 2020. Due to efficiency improvements through better planning and improved equipment utilization, the mine is currently operating with a production rate of 5,000 tpd.

2.8        Recovery Methods

Sierra operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility and future tailings (mid-2020) will be deposited as dry stack tailings. Run of mine mineralized material feed in 2019 totaled 1,269,697 t, equivalent to an average of 105,000 tonnes per month (t/m), or 3,500 t/d. The plant has repeatedly demonstrated that it can process 5,000 tpd and is doing so in 2020.

During 2019, production of copper concentrate has consistently ranged between approximately 2,370 t/m and 3,850 t/m, equivalent to roughly a 2.9% mass pull. The monthly average concentrate has consistently reached commercial quality with copper averaging at 24.1% and credit metals averaging 531.6 g/t silver and 5.57 g/t gold in 2019. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively.

2.9        Project Infrastructure

The Project has fully developed infrastructure including access roads, a man-camp capable of supporting 329 persons that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility (TSF), and water storage reservoir and water tanks.

The site has fully developed and functioning electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks.

The Project has developed waste handling and storage facilities. The site has minimal waste rock requirements but does have a small, permitted area to dispose of waste rock. The tailings management plan at the Bolivar Mine includes placement of tails in several locations in and around the TSF that has been in operation since late 2011. The existing TSF has five locations to store tailings (TSF1 through TSF5).

A new dry-stack TSF (herein referred to as “New TSF”) to be located just to the west of the existing facility and has an expected life through 2025. The site is also installing an additional thickener and filter presses to allow additional water recovery. Thickened tails (60% solids) are being placed currently. After the filter presses are constructed, dry-stack tailings will be placed in the TSF starting in the latter part of 2020.

This PEA considers the use of tailings as backfill and has included the capital and operating costs for a backfill plant. Storing some of the tailings underground would increase the life of the TSF, and also potentially permit the removal of mineralized material pillars that are currently unrecoverable.

The overall Project infrastructure exists already and is functioning and adequate for the purpose of the supporting the mine and mill.

2.10        Environmental Studies and Permitting

Sierra intends to build additional tailings capacity concurrent with mine operations, and the permitting associated with the TSF expansion has been completed.

Geochemical characterization results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

In February 2017, Treviño Asociados Consultores presented to Sierra a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine. The closure costs were estimated to be MX$9,259,318 (~US$475,324 based on the exchange rate at February 2020). SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

2.11        Capital and Operating Costs

The basis of the operating cost estimate is based on site specific data and has been factored to account for an expansion to 10,000 tpd. Table 0-8 provides a summary of total operating costs and unit operating costs.

Table 0-8: Operating Cost Summary

	Life of Mine	Life of Mine	Life of Mine
Description	(US$000’s)	(US$/t mineralized material)	(US$/Cu equivalent lb)
Underground Mining	433,099	10.36	0.61
Process	225,578	5.40	0.32
G&A	55,409	1.33	0.08
Backfill plant	112,383	2.69	0.16
Total Operating	826,469	19.77	1.16

Source: Sierra Metals, 2020

Based on a planned production rate of 10,000 tpd (2024), the yearly capital expenditure by area is summarized in Table 0-9.

Table 0-9: Capital Cost Summary

CAPEX	Total [US$]
Development sustaining capital	89,939,728
Ventilation sustaining capital	4,588,394
Development expansion capital	5,852,300
Equipment sustaining capital	41,200,000
Exploration sustaining capital	18,800,000
Exploration capital	35,897,000
Backfill Plant capital	24,883,721
Plant sustaining capital	13,940,000
Plant expansion capital	67,500,000
Tailings storage facility capital	5,369,000
Tailings storage facility sustaining capital	1,380,000
Additional studies capital	2,274,000
Closure capital	5,000,000
Total	316,624,142

Source: Sierra Metals, 2020

2.12         Economic Analysis

The economic analysis for this PEA was prepared by Sierra Metals and reviewed by SRK. The analysis is based on Mineral Resources only and includes inferred mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability and supported at least by a pre-feasibility study. This PEA is preliminary in nature and there is no certainty that the PEA will be realized. The commodity prices used in the economic analysis are described in Table 0-10.

Table 0-10: Commodity Price Forecast by Year

Metal	Unit	2020	2021	2022	2023	Long Term (LT)
Au	$/oz	1,755	1,907	1,782	1,737	1,541
Ag	$/oz	19.83	24.12	22.22	22.47	20.0
Cu	$/lb	2.65	2.86	2.89	2.93	3.05
Pb	$/lb	0.82	0.87	0.89	0.90	0.91
Zn	$/lb	0.94	0.99	1.04	1.04	1.07

Additionally, the NSR factors in Table 0-11 and the Economic Factors in Table 0-12 were also used in the economic analysis.

Table 0-11: NSR Factors

Process Recoveries*

Cu	%	88
Ag	%	78.7
Au	%	62.43

Concentrate Grades

Cu	%	25
Ag	gpt	570
Au	gpt	6.8
Moisture content	%	8

Freight, Insurance and Marketing

Transport losses	%	0.5
Transportation	US$/wmt	42
Port	US$/wmt	9
Load	US$/wmt	40
Marketing	US$/dmt	10
Insurances	US$/wmt	10
Total	US$/dmt	102.92

Smelter Terms

Cu payable	%	96
Ag payable	%	90
Au payable	%	92
Cu minimum deduction	%	1
Ag minimum deduction	oz/t	0
Au minimum deduction	oz/t	0

Treatment Charges/Refining Charges (TC/RC)

Cu Concentrate TC	US$/dmt	69.00
Cu Refining charge	US$/lb Cu	0.069
Cu Refining cost	US$/t Cu	152.12
Cu Price Participation	US$/dmt	0
Average Penalties	US$/dmt	10
Ag Refining charge	US$/oz	0.35
Au Refining charge	US$/oz	6
Total treatment cost	US$/t Cu	727.68
Total cost of sales	US$/t Cu	879.80

Net Smelter Return Factors

Cu	US$/t/%	48.8171
Ag	US$/t/gpt	0.4444
Au	US$/t/gpt	28.1940

Source: Sierra Metals, 2020

* NI 43-101 Technical Report (SRK Consulting (Canada) Inc. May 8, 2020)

Other economic factors and assumptions used in the economic analysis include:

Table 0-12: Economic Factors

Measure	Unit	Value
Discount Rate	%	8
LOM Average grade - Au	g/t	0.19
LOM Average grade – Ag	g/t	13.56
LOM Average grade - Cu	%	0.72
Ordinary Mining Entitled Royalty	$USD/year	220,000
Extraordinary Mining Entitled Royalty (applied to precious metals)%		0.5
Variable Special Mining Royalty	$USD/year	Depends on operating margin
Tax Rate		$30

Source: Sierra Metals, 2020

Numbers are presented on a 100% ownership basis and do not include financing costs.

A sensitivity analysis of the Post Tax NPV vs Tonnes Per Day throughput is shown in Figure 0-1.

Figure 0-1: Sensitivity Analysis – NPV vs TPD

Source: Sierra Metals, 2020

Note: 5,000 tpd, 7,000 tpd, 10,000 tpd (2024), 12,000 tpd (2024), 15,000 tpd are shown

The economic analysis is based on mine schedule, CAPEX and OPEX estimation, and price assumptions detailed above. Table 0-13 shows the results of the economic evaluations for the production rates evaluated in this PEA using the metal prices in Table 0-10. The production rate option of 15,000 tpd (2024) has the highest post tax NPV with respect to the other options and both the 10,000 tpd (2024) and 12,000 tpd (2024) options have better returns than their 2026 counterparts.

Table 0-13: Summary Economic Evaluation

	Summary Economic Evaluation
Description	5 KTPD	7 KTPD (2024)	10 KTPD (2024)	10 KTPD (2026)	12 KTPD (2024)	12 KTPD (2026)	15 KTPD (2024)	Unit
Life of mine	24	18	13	14	12	12	11	years
Market Prices (Long Term)
Gold	1,541	1,541	1,541	1,541	1,541	1,541	1,541	$/oz
Silver	20.00	20.00	20.00	20.00	20.00	20.00	20.00	$/oz
Copper	3.05	3.05	3.05	3.05	3.05	3.05	3.05	$/lb
Net Sales
Gold	233,617	233,617	233,617	233,617	233,617	233,617	233,617	k$
Silver	265,316	265,316	265,316	265,316	265,316	265,316	265,316	k$
Copper	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	k$
Gross Revenue	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	k$
Charges for treatment, refining, impurities	172,461	172,461	172,461	172,461	172,461	172,461	172,461	k$
Gross Revenue After Selling and Treatment Costs	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	k$
Royalties and Mining Permits	83,539	88,233	94,097	93,335	96,937	95,509	99,936	k$
Gross Revenue After All Costs	1,923,230	1,918,536	1,912,672	1,913,435	1,909,832	1,911,260	1,906,833	k$
Operation Costs
Mine	512,790	472,036	433,099	438,771	414,747	423,093	393,612	k$
Plant	259,792	242,443	225,578	228,035	217,521	221,151	208,147	k$
G&A	78,009	73,397	55,409	58,030	48,414	52,053	41,419	k$
Back Fill	145,984	128,510	112,383	114,732	104,987	108,413	96,638	k$
Total Operation	996,574	916,385	826,469	839,567	785,669	804,711	739,815	k$
EBITDA	926,656	1,002,151	1,086,203	1,073,867	1,124,163	1,106,550	1,167,018	k$
LoM Capital + Sustaining Capital	244,825	268,624	316,624	319,854	355,105	357,639	408,345	k$
Working Capital	18,849	18,276	18,146	18,696	18,950	17,566	18,146	k$
Income Taxes	(209,021)	(220,058)	(230,874)	(230,410)	(242,044)	(224,673)	(230,807)	k$
Cash flow before Taxes	662,982	715,251	751,433	735,317	750,108	731,344	740,527	k$
Cash flow after Taxes	453,961	495,193	520,559	504,908	508,064	506,671	509,720	k$
Post Tax NPV @ 5%	282,882	320,898	350,787	334,178	349,978	336,798	354,455	k$
Post Tax NPV @ 8%	225,191	256,236	282,546	267,228	284,080	268,832	288,105	k$
Post Tax NPV @ 10%	197,271	223,529	246,605	232,484	248,693	233,214	252,002	k$

Source: Sierra Metals, 2020

Table 0-14: Incremental Post Tax NPV and Post Tax IRR

Production Rates	Post Tax NPV US$	Post Tax IRR %
7ktpd - 5ktpd	31,044,119	29.21%
10ktpd (2024) - 5ktpd	57,354,818	27.87%
10ktpd (2024) - 7ktpd	26,310,699	26.83%
12ktpd (2024) - 5ktpd	58,888,188	26.63%
12ktpd (2024) - 7ktpd	27,844,069	25.20%
12ktpd (2024) - 10ktpd (2024)	1,533,370	5.75%
15ktpd - 5ktpd	62,914,037	24.84%
15ktpd - 7ktpd	31,869,917	23.03%
15ktpd - 10ktpd (2024)	5,559,219	18.31%
15ktpd - 12ktpd (2024)	4,025,848	16.84%

Source: Sierra Metals, 2020

As seen in Table 0-14, the incremental benefit generated by increasing the production rate from 5,000 tpd to 10,000 tpd is very significant with an incremental post tax NPV of $57.4 M and an incremental post tax IRR of 28%. However, the incremental benefit generated by increasing the production rate to 12,000 tpd or 15,000 tpd, are far less significant and given that trebling the production rate can potentially present significant operational challenges, Sierra Metals has therefore selected the 10,000 tpd (2024) production rate as the preferred option.

The 10,000 tpd (2024) proposed mine plan requires a capital requirement (initial and sustaining) of US$ 317 M over the life of mine, efficiencies associated with higher throughputs are expected drive a reduction in operating costs on a per tonne basis. This PEA indicates a post-tax NPV (8%) at 10,000 tpd (in 2024) of US$ 283 M. Total operating cost for the life of mine is US$ 827 M, equating to a total operating cost of US$ 19.77 per tonne milled and US$ 1.16 per pound copper equivalent.

Not included in the economic analysis is the potential sale of magnetite. Sierra is currently studying this potential development and believes that doing so could result in the following outcomes:

1.	Reduction of overall tailing management costs (less tailings to be handled and stored, reduced tailings storage development capital);
2.	Impact on future closure costs (reduced closure costs); and
3.	Impact on revenue (increased sales revenue).

The proposed mine plan is conceptual in nature and would benefit from further, more definitive, investigation. The Piedras Verdes processing plant can be adapted to process 10,000 tpd and would require:

•	Temporary shutdown to overhaul equipment;

•	Purchase of mobile jaw and cone crushers; and
•	Overhaul and reintroduction of idle equipment.

The availability of tailings storage capacity is a risk to the proposed mine plan, but it is noted that there is ample underground storage that could be utilized for the storage of tailings and the financial analysis has allowed for capital and operating costs for the operation of tailings backfill plant.

2.13         Conclusions and Recommendations

Geology and Mineral Resources

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry standards and that the data and information supporting the stated mineral resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the MRE.

General deficiencies related to the Geology and Mineral Resources of Bolivar include:

•	No historic QA/QC program prior to 2016, this has been addressed by a limited resampling campaign of historical drill core and a more recent QA/QC program that was implemented in 2016. Continuation of the current QA/QC program will be required in order to achieve Measured resources which generally are supported by high resolution drilling and sampling data that feature consistently implemented and monitored QA/QC.

•	There is limited to no downhole deviation surveys in the historic drilling. Observations from the survey data which has been done to date show significant deviations from planned orientations as well as local downhole deviations that influence the exact position of mineralized intervals.

•	There is currently insufficient density sampling and analysis to adequately define this characteristic for the different lithological units and mineralization types in the various areas of the project. Correlation of density to mineralization characteristics is important for this type of deposit and therefore additional density sampling and analysis will be required for all future drilling.

•	There is inadequate detailed structural geology data collection from drill core to support interpretation of local mineralization controls and geotechnical characteristics.

•	A significant portion of the current sample database is missing gold analysis and therefore the current mineral resources may not accurately reflect the true value of Bolivar mineralization locally.

•	Bolivar currently does not have an adequate production reconciliation system to allow for robust comparison of mill production to mine forecasts.

SRK recommends the following action items for Bolivar:

•	Complete downhole surveys for all future exploration and delineation drill holes using a non-magnetic down-hole survey instrument.

•	Continue to improve upon the current sample assay QA/QC program and monitor progress of the program over time to identify trends in the preparation and analytical phases of sample analysis.

•	Complement the QA/QC protocol using additional controls including coarse blanks, twin samples, fine and coarse duplicates and a second lab control using a certified laboratory to control the different phases of the preparation and chemical analysis process.

•	Document the failures in the quality control protocol and the correction measurements taken.

•	Implement a consistent density testing program including the representative selection of drill core from the different lithological units and mineralization types for the various areas of Bolivar and La Sidra. Multiple density samples should be collected from every drill hole so that local density fluctuations can be assessed.

•	Density samples should be submitted for geochemical analysis to allow for correlation of density to mineralization type and extent.

•	Density check samples (approximately 5 to 10% of total) should be submitted to a third-party independent laboratory such as ALS Minerals for testing using ASTM standards as part of the QA/QC program. These samples should also be analyzed using the current methods employed by Sierra and reviewed to ensure that the mine site analytical performance is reasonable.

•	Drill core samples previously not analyzed for gold content should be re-analyzed for gold content. Current mineral resources may not reflect the true value of the mineralization and metal content due to missing gold analysis. All future drill core samples should be analyzed for the full suite of geochemical analysis.

•	Delineation and infill drilling are recommended in areas of Inferred mineral resources to facilitate upgrading to higher resource categories (i.e. Indicated or Measured mineral resource) to support life-of-mine planning activities. A drill hole spacing study should be completed to provide guidance on drill hole density requirements within Bolivar.

•	Detailed structural geology data collection (i.e. oriented drill core) should be implemented for all future drill holes to allow for more detailed analysis of mineralization controls and geotechnical assessments to support mine design.

•	Continue to develop a site wide litho-structural model to support exploration, mineral resource delineation and mine design activities.

•	Bolivar Mine must implement a production reconciliation system to allow for proper reconciliation of mill production to mine forecasts. This should include the development of a dynamic grade control model to support short and long-term mine planning activities.

Recovery Methods

There is a high level of month-to-month variability for both tonnes and head grade input to processing. Better integration between geology, mine planning and processing can significantly reduce this variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lower operating cost, while maintaining or improving concentrate quality.

Tailings Management

As part of the overall tailings management plan, Bolivar is moving to filtered tailings (also known as dry stack tailings). Expansion in the immediate area of the currently operating facility will occur as the site was first moved to thickened tailings in mid-2017 and will move to filtered tailings in mid-2020. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to determine if the size of the New TSF can be reduced.

Environmental, Permitting, and Social

It does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources.

Ongoing management of dust on surface roadways between the mine and the plant location should be actively performed to protect Sierra’s social license and avoid regulatory compliance violations.

More recent geochemical characterization data suggest that some of the material from the underground mine may be potentially acid generating. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained based on information provided by Sierra. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	The issue of surface road fugitive dust emissions should be addressed as soon as possible to avoid jeopardizing the mine’s social license and incurring compliance violation from the regulatory authorities.

•	SRK recommends that Sierra contract an independent, outside review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This may require and site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

In 2017, FLOPAC Ingenieria signed a contract to conduct geophysics, geotechnical and hydrological studies. Based on the results of these studies, a new tailings dam was designed.”

Cusi Mine, Mexico

The Company owns 100% of the Cusi Mine.

Cusi PEA

The following is the summary section of the Cusi PEA Technical Report, prepared by SRK and reviewed by Qualified Persons: Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning, Giovanny Ortiz, B.Sc., PGeo., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining) and Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy). The full text of the Cusi PEA Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Cusi PEA Technical Report.

“3         Executive Summary

This PEA report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report (Technical Report) for an updated Mineral Resource estimate prepared for Sierra Metals Inc. (Sierra), on the Cusi Mine (Cusi or Project), which is located within the Abasolo Mineral District in the municipality of Cusihuiriachi, state of Chihuahua, Mexico. Sierra engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput.

Sierra Metals prepared life of mine (LOM) production and development plans based on four production rate options ranging from the base case of 1,200 tonnes per day (tpd) to 3,500 tpd.

Table 0-15: LOM Production Rates

Tonnes/Day	Tonnes/Year	Comments
1,200 (base case)	432,000	Constant production rate through LOM
2,400	864,000	Increases from 1,200 tpd to 2,400 tpd gradually
3,000	1.1 M	3,000 tpd in 2024
3,500	1.3 M	3,500 tpd in 2024

Source: Sierra Metals, Redco, 2020

This Preliminary Economic Assessment (PEA) report was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014).

The reader is reminded that PEA studies are indicative and not definitive and that the resources used in the proposed mine plan include Inferred Resources as allowed for by the Canadian Securities Administrators (CSA) NI 43-101 in PEA studies. The PEA is preliminary in nature; it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized.

This PEA report is not a wholly independent report as some sections have been prepared and signed off by qualified persons (QPs) from Sierra Metals, the project owner and producing issuer. The terms ‘QP’ and ‘producing issuer’ are used here as defined under NI 43-101 Standards of Disclosure for Mineral Projects. Additionally, Sierra is a producing issuer as defined in the NI 43-101 guidelines.

3.1         Property Description and Ownership

The Cusi property is held by Sierra Metals, formerly known as Dia Bras Exploration, Inc. It is located within the Abasolo Mineral District in the municipality of Cusihuiriachi, state of Chihuahua, Mexico. The property is 135 km from Chihuahua city by car and consists of 75 mineral concessions wholly owned by Sierra Metals. Included in these concessions are six historic Ag-Pb producers developed on several vein structures: San Miguel, La Bamba open pit, La India, Santa Eduwiges, San Marina, and Promontorio, as well as exploration concessions around the historic mine areas.

3.2         Geology and Mineralization

The Cusi Project is located within the Sierra Madre Occidental, a 1,200 km by 300 km northwest-trending mountain system featuring a long volcanic plateau within a broad anticlinal uplift. The region is dominated by large-volume rhyolitic ash flow tuffs related to Oligocene (35 Ma to 27 Ma) calderas considered to be the Upper Volcanic Series. These volcanic rocks comprise calc-alkalic rhyolitic ignimbrites with subordinate andesite, dacite, and basalt with a cumulative thickness of up to a kilometer.

The property lies within a possible caldera that contains a prominent rhyolite body interpreted as a resurgent dome. The rhyolite dome trends northwest-southeast with an exposure of roughly 7 km by 3 km and hosts mineralization. It is bounded (cut) on the east side by strands of the NW-trending Cusi fault and on the west by the Border fault. The Cusi fault has both normal and right-lateral strike-slip senses of shear. Strands of the Cusi fault are intersected by NE-trending faults, some of which indicate left-lateral strike-slip shear. NE-trending veins associated with these faults dip steeply either NW or SE. High-grade and wide alteration and mineralization zones exist in the areas of intersection of NW and NE structures. The property tectonically formed during dextral transtension associated with oblique subduction of the Farallon plate beneath the North American plate. Strike-slip and normal faults related to this transtension controlled igneous and hydrothermal activity in the region. Regional NW-trending faults like Cusi are generally right-lateral strike-slip faults with a normal slip component. NE-trending faults are commonly left-lateral strike slip faults which were antithetic Riedel shears in the overall dextral transtensional tectonic regime.

Numerous epithermal mineralized veins exist on the property. Typically, these are moderately to steeply dipping to the southeast, southwest, and north, ranging from less than 0.5 m to 2 m thick, and extend 100 m to 200 m along strike and up to 400 m down-dip. There are at least seven major mineralized areas within the Cusi area. Small open pits were typically developed at vein intersections. Mineralization mainly occurs in silicified faults, epithermal veins, breccias, and fractures ranging from 1 meter to 10 metres thick.

Low-grade mineralized areas exist adjacent to major structures, and they show intense fracturing and are commonly laced with quartz veinlets forming a stockwork mineralized halo around more discrete structures. The country rock in these zones is variably silicified. Pyrite and other sulfide minerals are disseminated in the silicified country rock and are also clustered in the quartz veinlets. A well-developed mineralized stockwork zone is in the Promontorio area, especially proximal to the Cusi fault. These stockwork zones are the current targets for expansion and infill drilling, and their importance to the greater Cusi area is being studied in greater detail as a part of current exploration efforts.

3.3         Status of Exploration, Development and Operations

The mine is concurrently undertaking exploration, development and operations. Exploration is ongoing near the mine and is supported predominantly by drilling and exploration drifting. The mine is also producing several types of metal concentrates from the underground mine areas.

3.4         Mineral Processing and Metallurgical Testing

Sierra reports that the Cusi mining operation is capable of producing as much as 1,100 t of mineralized material and 420 t of waste per day. The average production of mineralized material in 2019 was 780 tpd. As of the effective date of the Technical Report, further optimization is being done to both the mining and milling operation.

Cusi’s Malpaso processing facility consists of a conventional concentration plant including crushing, grinding, flotation, dewatering of final concentrate, and a tailings disposal facility. It is located in the outskirts of Cuauhtemoc City, approximately 50 km by road from Cusi operations. Dump trucks, each hauling approximately 20 t of mineralized material, delivered 285,236 t in 2019 and 117,320 t in the first eight months of 2020. It should be noted however that production in 2020 was disrupted by Covid-19 and no run of mine mineralized material was processed in April, May or June.

Table 0-16 shows the Metallurgical Balance (grades, recoveries and metal production) for previous years and for the period of January to August 2020.

Table 0-16: Recent Cusi Metallurgical Balance (2018 to August 2020)

	2018	2019	2020*
Mill Feed (tonnes)	186,889	285,236	117,320
Head Grades
Ag (g/t)	140.17	129.06	138.20
Pb	0.39%	0.19%	0.29%
Zn	0.43%	0.21%	0.33%
Au (g/t)	0.16	0.15	0.18
Metallurgical Recoveries
Pb concentrate
Ag recovery	83%	79%	90	%**
Pb recovery	80%	75%	92	%**
Pb grade in concentrate %	9%	5%	9	%**
Au recovery	39%	36%	50	%**
Zn concentrate
Ag recovery	0.1%	N/A	N/A
Zn recovery	4%	N/A	N/A
Zn grade in concentrate %	45%	N/A	N/A
Metal Production (combined in concentrates)
Ag (oz)	699,007	936,071	466,892
Zn (t)	32	N/A	N/A
Pb (t)	582	411	316
Au (oz)	372	493	331

Source: Sierra Metals, 2020

* January to August 31, 2020

** During April, May and June 2020, no mineralized material was received at the Malpaso plant due to the stoppage caused by Covid-19, but the mineralized material within the circuit was treated, which generated an increase in fines which positively impacted the recovery of metals.

3.5         Mineral Resource Estimate

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) defines a Mineral Resource as: “A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Cusi, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Sierra for their current underground mining operation.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Cusi deposit.

The August 31, 2020 consolidated mineral resource statement for the Cusi area is presented in Table 0-17.

Table 0-17: Consolidated Cusi Mine Mineral Resource Estimate as of August 31, 2020 –

SRK Consulting (U.S.), Inc. (1)(2)(3)(4)(5)(6)

Source	Class	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000's)
SRL	Measured	231	213	0.06	0.26	0.3	850
Total Measured		231	213	0.06	0.26	0.3	850
Promontorio	Indicated	199	168	0.1	0.45	0.6	1,790
Eduwiges		270	194	0.17	1.3	1.27	828
SRL		231	198	0.16	0.42	0.54	644
San Nicolas		190	167	0.14	0.28	0.32	657
San Juan		179	165	0.11	0.14	0.17	179
Minerva		198	178	0.3	0.1	0.05	59
Candelaria		176	157	0.1	0.19	0.42	131
Durana		168	160	0.05	0.1	0.08	168
San Ignacio		149	113	0.05	0.33	1.1	49
Total Indicated		212	176	0.13	0.54	0.63	4,506
Measured + Indicated		215	182	0.12	0.49	0.58	5,356
Promontorio	Inferred	174	141	0.15	0.33	0.71	384
Eduwiges		186	117	0.18	1.16	1.1	549
SRL		222	188	0.19	0.37	0.59	1,579
San Nicolas		156	124	0.18	0.28	0.66	2,020
San Juan		171	160	0.05	0.13	0.22	102
Minerva		169	162	0.08	0.08	0.05	4
Candelaria		191	139	0.12	0.73	1.09	202
Durana		102	99	0.05	-	0.01	1
San Ignacio		118	96	0.13	0.27	0.29	53
Total Inferred		183	146	0.18	0.43	0.69	4,893

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures rounded to reﬂect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

3.6        Mineral Reserve Estimate

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

3.7        Mining Methods

Bench and fill mining method is currently used in the main areas of the mine and to a lesser extent, room and pillar mining is also used. The mining method used varies depending on geotechnical constraints, mineralization trends, dimensions, and mine production targets.

Using the updated Mineral Resource estimate, Sierra Metals performed an expansion analysis to determine how the Cusi mine could achieve higher sustainable production rates. The analysis indicated that higher production rates are achievable through the massification of the bench and fill mining method in the new production areas, which will allow the sustainability of the operation.

Current production at Cusi comes from the Promontorio and Santa Rosa de Lima mineralized zones. Mineralized material is currently hauled to the surface using one of several adits or declines accessing the mineralized zones, and is then dumped onto small pads outside of the portals.

The mining sequence through this method is of a descending type, that is, the upper levels are mined, while in the lower ones the necessary preparations are made to start mining once the mineralized material has been extracted from the upper stopes. Within a sublevel, mining is carried out in retreat, starting at the ends of the stope and retreating towards the entrance.

The extracted mineral is taken to the Malpaso processing plant located 36 km from the mine, where lead and zinc concentrates are produced.

3.8         Project Infrastructure

The Project has fully developed infrastructure including access roads, an exploration camp, administrative offices, a processing plant and associated facilities, tailings storage facility, a core logging shed, water storage reservoir and water tanks.

The site has electric power from the Mexican power grid, backup diesel generators, and heating from site propane tanks. The overall Project infrastructure is built out and functioning and adequate for the purpose of the planned mine and mill.

Electrical power at the Cusi Mine and Malpaso Mill is provided by the Mexican Electricity Federal Commission (Comisión Federal de Electricidad). At the Cusi mine, electricity is conveyed by a 33 kV power line. At the Malpaso Mill, electricity is delivered on a 1,290-kilowatt power line. Existing electricity supply is expected to be adequate for foreseeable mining operations.

Details regarding energy consumption of the operation have been provided by Sierra. In 2019, for example, average monthly usage was about 557,279 kWh at a cost of approximately MXN$2.09/kWh.

Waste from the Promontorio and Santa Eduwiges mines is stored near the entry portals and ramps of these mines. Waste is used as backfill for the mine, and thus requirements for waste storage are minimal. Waste disposal areas are expected to be sufficient for expected future operations.

Construction of the La Colorada tailings storage facility (TSF) is based on a cut and fill method and presently consists of two cells at 4 construction stages and Cell 1 is currently under construction in the first stage, with a capacity of 356,262 t and during 2021, the construction of the second stage will begin with a capacity of 946,489 t. Cell 2 will have a total capacity of 1,875,677 t. Tailings management is conducted with specialized slurry pumps working at no more than 80% of capacity. The equipment used has a capacity of 1,200 tpd.

3.9        Environmental Studies and Permitting

Sierra has all relevant permits required for the current mining and metallurgical operations. Sierra also has a Community Relations Plan that includes annual assessment, records, minutes, contracts and agreements.

3.10       Capital and Operating Costs

The capital and operating costs presented here are for the base case production rate of 1,200 tpd. Capital and operating cost estimates for the higher production rates of 2,400 tpd, 3,000 tpd and 3,500 tpd are included in the analysis. Capital and operating costs are based upon forward-looking information. This forward-looking information includes forecasts with material uncertainty which could cause actual results to differ materially from those presented herein. Table 0-18 and Table 0-19 show the capital and growth capital cost (capex) summaries for the base case of 1,200 tpd respectively. Table 0-20 shows the operating cost (opex) summary for the base case of 1,200 tpd.

Table 0-18: Sustaining Capex Forecast 1,200 tpd

Sustaining Capex	Total ($ 000s)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Exploration & Development
Development	27,811	1,854	1,854	1,854	1,854	1,853	1,855	1,854	1,854	1,853	1,852	1,856	1,854	1,854	1,853	1,855
Equipment	10,143	570	2,823	2,403	-	-	285	1,412	1,202	-	-	143	706	601	-	-
Projects
Personnel transportation	600	200	-	-	-	-	-	200	-	-	-	-	200	-	-	-
Ventilation	5,808	465	465	465	465	465	465	465	465	465	465	465	465	232	-	-
Environmental	1,165	82	82	83	83	83	83	83	83	83	83	83	83	83	83	-
Seismograph Study and Instrumentation	250	150	50	50	-	-	-	-	-	-	-	-	-	-	-	-
Geomechanical Model Study	500	-	250	-	-	250	-	-	-	-	-	-	-	-	-	-
Fuel Distribution System	300	300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	46,576	3,621	5,524	4,855	2,402	2,651	2,688	4,013	3,604	2,401	2,400	2,547	3,308	2,771	1,937	1,855

Source: Sierra Metals, Redco, 2020

Table 0-19: Growth Capex Forecast 1,200 tpd

Growth Capex	Total ($ 000s)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Projects
Tailing Dam	11,042	1,104	2,208	2,208	460	460	460	460	460	460	460	460	460	460	460	460
Ventilation and Services	3,872	310	310	310	310	310	310	310	310	310	310	310	310	155	-	-
Studies (Increase production)	500	250	250	-	-	-	-	-	-	-	-	-	-	-	-	-
Studies (geometallurgical)	450	150	150	150	-	-	-	-	-	-	-	-	-	-	-	-
Closure	1,729	-	-	-	-	-	-	-	-	-	-	346	346	346	345	346
Total	17,593	1,814	2,918	2,668	770	770	770	770	770	770	770	1,116	1,116	961	806	806

Source: Sierra Metals, Redco, 2020

Table 0-20: Opex Forecast 1,200 tpd

Opex Total	Total ($ 000s)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Mine	181,398	12,715	12,714	11,159	11,162	11,158	11,163	11,160	11,161	11,158	11,152	11,168	11,161	11,161	11,156	11,165	10,884
Plant	116,141	7,270	7,270	7,269	7,271	7,269	7,272	7,270	7,270	7,268	7,265	7,275	7,271	7,270	7,267	7,273	7,090
G&A	16,464	1,031	1,031	1,031	1,031	1,031	1,031	1,031	1,031	1,031	1,030	1,031	1,031	1,031	1,030	1,031	1,005
Total	314,003	21,016	21,015	19,460	19,464	19,457	19,465	19,460	19,462	19,457	19,448	19,474	19,463	19,462	19,453	19,469	18,979

Source: Sierra Metals, Redco, 2020

3.11        Economic Analysis

The PEA considered four different production rates for the Cusi Mine:

1.	1,200 tpd (base case);

2.	2,400 tpd;

3.	3,000 tpd; and

4.	3,500 tpd.

The four production rate options were evaluated financially, and the 2,400 tpd production rate had the highest incremental net present value and IRR. Based on this, the 2,400 tpd option is the recommended case for the prefeasibility study.

The 2,400 tpd (2024) proposed mine plan has a capital requirement (initial and sustaining) of US$ 91 M over the 13-year LOM; efficiencies associated with higher throughputs are expected drive a reduction in operating costs on a per tonne basis. This PEA indicates an after-tax NPV (8%) at 2,400 tpd (in 2024) of US$ 81 M. Total operating cost for the LOM is US$ 352 M, equating to a total operating cost of US$ 35.24 per tonne milled and US$ 8.83 per ounce silver equivalent. Economic estimates are based upon forward-looking information. This forward-looking information includes forecasts with material uncertainty which could cause actual results to differ materially from those presented herein.

A sensitivity analysis was performed for each mining plan to analyze the impact of the change on the main drivers: metal grades, operating and capital costs, and gross income. The sensitivity analysis shows that the NPV for the 2,400 tpd production rate is most sensitive to changes in the Ag grade and gross income, moderately sensitive to changes in opex, and least sensitive to changes in the Zn grade, Pb grade, Au grade, and capex.

The proposed mine plan is conceptual in nature and would benefit from further investigation.

3.12         Conclusion and Recommendations

Geology and Mineral Resources Estimation

SRK has the following recommendations for the geology and Mineral Resources at Cusi:

SRK is of the opinion that the exploration and evaluation work completed at Cusi are sufficient for the definition of Mineral Resources. The primary exploration methods at Cusi have been diamond core drilling and sampling of underground working areas, and both have been successful in delineating a system of discrete epithermal veins and related stockwork mineralization. The drilling appears to be able to target and identify mineralized structures with reasonable efficacy, and the majority of drilling is oriented in a fashion designed to approximate the true thicknesses of the mineralized veins. The exploration planning should be designed to maximize conversion of higher-grade Inferred areas with less dense drilling to Indicated and Measured, and/or extending mineralization away from known areas accessed through channel sampling.

The recent exploration activities have been focused on the area of SRL_HW zone that is characterized by several mineralized veins following a complex structural setting that will require detailed mapping combined with close-spaced drilling.

Mine development activities are utilized for exploration purposes, because the mining exposures provide direct access to the mineralized veins along underground drifts. These exposures allow the Cusi exploration team to better understand the mineralization on a local scale. It is recommended that greater effort is required to improve the underground survey data, channel sampling procedures, and the 3D as-built data.

SRK notes that recent efforts have improved the quality of the drilling and related information through more complete and thorough survey data (for drilling and underground development), as well as the implementation of QA/QC programs that are delivering reasonable results. This lends additional confidence to recently defined resources or newly drilled portions of historic areas.

SRK also notes that some of the Malpaso Mill laboratory’s challenges identified in the previous technical reports are being addressed and the results of the QA/QC controls of the exploration team have shown improvements. These were related to significant differences between the values reported for identical samples between Malpaso and third-party laboratories. These issues, combined with historic deficiencies in downhole surveying, detract from the overall confidence in the quality of the historic data.

SRK is aware that Sierra Metals continues with the implementation of standard operating procedures to improve the collection and reporting of data supporting Mineral Resource estimation and classification exercises. This includes improving down-hole surveys, improved channel sampling and mine working surveys, and adopting commercial standards for QA/QC. The Malpaso Mill laboratory will have to continue with making improvements in the sample preparation procedures and analyses consistent with ISO-certified laboratories like ALS.

In SRK’s opinion, a combination of these factors, once demonstrated to be in full use and functioning appropriately, should be validated through a simple quarterly check sample process to ensure that the Malpaso Mill laboratory can produce results to the same precision and accuracy as commercial, independent laboratories. The implementation of detailed downhole surveys and updated industry-standard QA/QC protocols in the recent infill drilling campaign have resulted in the definition of Measured resources in the SRL vein.

SRK has the following recommendations for additional work to be performed at the Cusi mine:

•	Continue identifying and drilling mineralized zones that are dominantly supported by channel sample data. This should be done at a regular spacing of approximately 25 m.
–	SRK recommends continuing with the program of drilling the new zones of high-grade mineralization, resulting in local high-grade Inferred blocks that could theoretically be converted to Measured and Indicated with additional drilling and mapping; these blocks should be prioritized.
–	Areas of cross-cutting veins may host high grade shoots that should be investigated and evaluated in further detail.
•	Continue the implementation and improvement of the current QA/QC program and maintain regularity in the rates of insertion of controls including second lab checks.
•	Continue the use of commercial standards for QA/QC monitoring taking into consideration the Ag, Au, Pb and Zn cut-off values and average grades of the deposit.
•	All analyses supporting a Mineral Resource estimation should continue to be analyzed by an ISO-certified independent laboratory such as ALS Minerals.

•	The results of the QA/QC controls sent to the Malpaso laboratory have shown improvements in the sample preparation and analysis procedures, but this enhancement program should continue and be verified.
•	Continued downhole surveys via Reflex or another appropriate survey tool for all drill holes completed.
•	SRK recommends continuing the practice of using a total station GPS for surveying of drillhole collars and channel sample locations, as well as mine workings. Discrepancies between the precise locations of these three types of data occur regularly where they are closely spaced and reduces confidence in the data.
•	A 3D mine survey can be completed for minimal cost and should be conducted on a quarterly basis to develop improved measurements of the mined out material to be used in reconciliation processes.
•	Develop a simple method of reconciling the resource models to production, using stope shapes and grades derived from channel sampling.

Mining

SRK has the following recommendations for the mining at Cusi:

•	A consolidated 3D LOM design should be completed to improve communication of the LOM plan, infill drilling requirements, and general mine planning and execution.
•	Further technical-economic evaluations of the production rate expansion options should be undertaken via pre-feasibility and feasibility studies.

Geotechnical and Hydrogeological

SRK’s geotechnical and hydrogeological recommendations are as follows:

•	continue collecting geotechnical characterization data from mined drifts and exploration drillholes;
•	maintain a central geotechnical database;
•	develop and maintain geotechnical models, including structures and rock mass wireframes; and
•	examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing mineralized material due to unexpected ground problems.

Infrastructure

Ongoing monitoring of the stability of the TSF embankment and operations practices is recommended to conform to industry best practices.

Recovery Methods

SRK recommends that Cusi evaluate the maximum head grade the mill is able to receive without compromising the quality of its lead concentrate because of the high presence of zinc (currently grading at about 9%). Improving selectivity will likely improve the overall lead grade in concentrate that needs to be at 50% Pb or higher to achieve better economic value.

SRK recommends that Cusi improve its control of plant operations by installing more instrumentation and an automation control system. Doing so would lead to more consistent plant operation, reduced electrical energy and reagent consumption, and ultimately initiate a continuous improvement of the plant’s unit operations and overall performance.

Environmental Studies and Permitting

Social and environmental activities are currently of high importance in Mexico; therefore, SRK recommends that the company’s commitments and agreements be fulfilled in detail and in a timely manner. Reputation and legal risks can arise due to this issue.

3.13         Recommended Work Program Costs

SRK notes that the costs for the majority of recommended work are likely to be a part of normal operating budgets that Cusi would incur as an operating mine. These are cost estimates and would depend on actual contractor costs and scope to be determined by Sierra. SRK notes that the recommendations for metallurgy, mine design, geotechnical studies, or economic analysis are not included in these costs, and that these recommendations solely impact the quality of the mineral resource estimation.

Table 0-21 presents the general estimated cost of the future exploration drilling according to Sierra’s objectives.

Table 0-21: Summary of Costs for Recommended Work

Item	Cost (US$)
Drilling (infill - step out)	$3,500,000

Source: SRK, 2020

Note: Drilling costs assume ~33,333 meters @ US$105/m drilling costs. Scope of drilling is difficult to assess without understanding the density of drilling required to support mineral resource delineation.

Updated Mineral Resource and Mineral Reserve Information

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Reserves will be reported as part of an NI 43-101 Mineral Reserve Report.

Yauricocha Mine

The Company prepared an updated mineral resource estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2020 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Resource Estimate as of December 31, 2020 (1) (2) (3) (4) (5) (6) (7) (8) (9)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	4,598	55.7	0.59	1.14	0.79	2.50	8.2	87.2	115.6	80.1	253.4
Indicated	10,714	37.8	0.50	1.21	0.50	2.00	13.0	172.3	285.8	118.1	472.4
Measured & Indicated	15,312	43.2	0.53	1.19	0.59	2.15	21.2	259.5	401.4	198.2	725.8
Inferred	11,633	27.5	0.45	1.40	0.31	0.95	10.3	167.4	357.9	79.3	242.5

Notes

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates. Silver, gold, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.

(3) The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).

(6) Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).

(8) The mining costs are based on 2020 actual costs and are variable by mining method.

(9) The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (“JORC”) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the Yauricocha Mine consolidated mineral resource estimate with an effective date of June 30, 2020, as contained in the Yaurocicha PEA Technical Report. In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2020. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Yaurocicha PEA Technical Report.

All economic parameters are based on the Yaurocicha PEA Technical Report. All risks associated with the Yauricocha Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Yaurocicha PEA Technical Report.

Bolivar Mine

The Company prepared an updated mineral resource estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2020 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Resource Estimate as of December 31, 2020(1)(2)(3)

					Contained Metal
	Tonnes	Ag	Au	Cu	Ag	Au	Cu
	(K t)	(g/t)	(g/t)	(%)	(M oz)	(K oz)	(M lb)
Indicated	18,590	14.9	0.20	0.77	8.9	120.8	314.2
Inferred	20,625	14.0	0.21	0.78	9.3	138.5	353.8
Measured & Indicated	39,215	14.4	0.21	0.77	18.2	259.3	668.0

(1) Mineral resources are not ore reserves and do not have demonstrated economic viability.

(2) All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the Bolivar Mine consolidated mineral resource estimate with an effective date of December 31, 2019, as contained in the Bolivar PEA Technical Report. In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves due to mining depletion as of the effective date of the report to December 31, 2020. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Bolivar PEA Technical Report.

All economic parameters are based on the Bolivar PEA Technical Report. All risks associated with the Bolivar Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Bolivar PEA Technical Report.

Cusi Mine

The Company prepared an updated mineral resource estimate for the Cusi Mine (on a consolidated basis) as at December 31, 2020 which is set out in the chart below:

Cusi Mine Consolidated Mineral Resource Estimate as of December 31, 2020(1)(2)(3)(4)(5)(6)

						Contained Metal
	Tonnes	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)
Measured	795	216.5	0.05	0.26	0.30	5.5	1.4	4.6	5.3
Indicated	4,451	176.2	0.13	0.54	0.63	25.2	18.2	53.0	61.9
Measured & Indicated	5,246	182.0	0.12	0.50	0.58	30.7	19.6	57.6	67.2
Inferred	4,893	146.0	0.18	0.43	0.69	23.0	27.7	46.1	74.9

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures rounded to reﬂect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the Cusi Mine consolidated mineral resource estimate with an effective date of June 30, 2020, as contained in the Cusi PEA Technical Report. In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2020. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the Cusi PEA Technical Report.

All economic parameters are based on the Cusi PEA Technical Report. All risks associated with the Cusi Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Cusi PEA Technical Report.

Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors. The risks and uncertainties described below as well as the other information contained in this AIF should be carefully considered. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, Sierra’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, criminal activity, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Sierra’s business.

Precious and base metal price fluctuations

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious and base metals. Such prices may fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of precious and base metal producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Mineralized material calculations and life-of-mine plans using significantly lower precious and base metal prices could result in material write-downs of the Company’s investments in mining properties and increased amortization, reclamation and closure charges.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the NPV and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Yauricocha Mine and Bolivar Mine, none of the Company’s properties have any orebodies with proven or probable reserves.

The economics of developing precious and base metal properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Uncertainty of calculation of reserves and resources and metal recoveries

Although the Company’s reported mineral reserves and resources have been prepared by Qualified Persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material changes in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of reserves and resources

The Yauricocha Mine, Bolivar Mine and Cusi Mine are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

No defined mineral reserves at the Cusi Mine

Although commercial production at the Cusi Mine was declared in January 2013, the decision to put the Cusi Mine into production was not made based on a feasibility study or defined mineral reserves. In addition, the Cusi Mine is still considered to be in the development stage as the majority of its production comes from development rock. The development of a mining operation typically involves large capital expenditures and a high degree of risk and uncertainty. To reduce this risk and uncertainty, issuers typically make a production decision based on a comprehensive feasibility study of established mineral reserves. Historically, projects put into production without a comprehensive feasibility study of established mineral reserves have a much higher risk of economic or technical failure. As the decision to put the Cusi Mine into production was not based on a feasibility study of mineral reserves demonstrating economic and technical viability, the project involves an increased level of uncertainty and an increased risk of economic and/or technical failure. No assurance can be given that the operation of the Cusi Mine will continue to be economic or profitable.

Risk of foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Peru and Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties in those countries which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. In addition, some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation of earnings or capital, changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Peru and/or Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Peru and Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Burden of government regulation and permitting

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Risks relating to outstanding borrowings

The Company’s ability to repay its outstanding borrowings depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs, however the Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors including those discussed herein, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

If there is any event of default under any of the Company’s loan facilities, the principal amount of such loans, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further its operating and/or exploration activities.

Uncertainty of title to assets

Although the Company believes that it has exercised commercially reasonable diligence with respect to determining title to properties that it owns, controls or has rights in, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Environmental risks

All phases of the Company’s operations are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulations, if any, will not adversely affect its operations. Environmental hazards may exist on properties held by the Company that are unknown to it and that have been caused by previous or existing owners or operators of the Company’s properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings other than as disclosed in the Company’s financial statements, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Insurance risks

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risks

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Volatility in the price of the Common Shares

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. In addition, because of the nature of the Company’s business, certain factors such as public announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of precious and base metals, government regulations, changes in earnings estimates or recommendations by research analysts who track Sierra’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of its securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Sierra’s securities, including the price of the Common Shares, regardless of the Company’s results. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risks

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Reliance on key personnel and labour relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Potential conflicts of interest

Certain of the Company’s directors and officers serve, or may serve in the future, as officers and directors for other companies engaged in natural resource exploration, development and/or production. Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The CBCA requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Significant shareholders

Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”), Arias Resource Capital GP Ltd. (the “General Partner”), J. Alberto Arias and Arias Resource Capital Management LP (the “Manager” or “ARCM”) collectively own a significant number of Common Shares. This significant concentration of ownership may adversely affect the trading price for the Common Shares because investors often perceive disadvantages in owning shares in companies with significant shareholders. In addition, these shareholders may be able to exercise influence over certain matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the Company's other shareholders.

Third party reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards “as in-place tonnage and grade” without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Claims under U.S. securities laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Potential dilution of present and prospective shareholdings

The exercise of stock options and restricted share units (“RSUs”) issued by the Company and the issuance of other additional equity securities in the future could result in dilution in the value of the Common Shares and the voting power represented by such shares. Furthermore, to the extent holders of the Company’s stock options or other securities exercise their securities and then sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market.

Currency risks

The Company's operations in Mexico and Peru are subject to foreign currency exchange fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration and operating costs of the Company are denominated in United States dollars, Peruvian Nuevo Soles, and Mexican pesos. In addition, the Company’s sales of silver, copper, lead, zinc and gold are denominated in United States dollars. The United States dollar is the functional currency of the Peruvian entities and the Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable that are subject to currency risk. As a result, the Company’s financial performance may be significantly impacted by changes in foreign exchange rates.

Risks relating to cyclical business

•	The mining and exploration industry is cyclical in nature. The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which the Company conducts its business. For example, if commodity pricing is low, Sierra’s access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of the Company’s current properties and may affect its ability to, among other things: (i) capitalize on financing, including equity financing, to fund its ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on its properties.

•	Furthermore, weather cycles may affect the Company’s ability to conduct exploration activities at its mines, including the Yauricocha Mine, Bolivar Mine and Cusi Mine. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather-related factors, including inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Liquidity risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company’s budgets and forecasts are based on estimates of commodity prices, future production, operating costs and capital costs. The Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's ability to meet its financial obligations as they come due.

The Company ensures that it has sufficient committed credit facilities to meet its short-term operating needs. There can be no guarantee that the Company will be successful in obtaining these credit facilities on acceptable terms, or at all. If additional financing is not available, the Company may have to postpone its capital expenditures and exploration programs, which could materially impact the long-term financial performance of the Company.

Financial reporting standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Credit risks

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, other receivables and financial assets.

The Company is subject to credit risk through its significant Mexican value-added-tax (“VAT”) receivable that is collectible from the government of Mexico. The VAT receivable balance as at December 31, 2020 was $5.9 million (December 31, 2019 - $9.2 million).

Climate change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. However, the laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products. The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Biological hazards (COVID-19)

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business has been and could continue to be adversely impacted by the effects of COVID-19 or other pandemics or epidemics (see “General Development of the Business – 2020”). In December 2019, the COVID-19 virus emerged in China and has now spread around the world, including Canada, Mexico and Peru, and infections have been reported globally. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the prevalence of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by COVID-19 and other such pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. Further, additional outbreaks of COVID-19 could result in a worsening global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

Dividends and Distributions

There have been no cash dividends or distributions declared on any of Sierra’s securities for each of the three most recently completed financial years of the Company.

The amount of future dividends to be declared in the future, if any, shall be considered by the Board on a quarterly basis and will depend on the Company's overall cash and operating position at the relevant time, satisfaction of solvency tests imposed by applicable law for the declaration and payment of dividends and other relevant factors.

Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date hereof, the Company has 162,810,553 Common Shares issued and outstanding.

Each Common Share carries one vote at all meetings of shareholders, is entitled to receive dividends as and when declared by the Board and is entitled to participation in in the remaining property and assets of the Company upon dissolution or winding-up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Market for Securities

The Common Shares are currently listed for trading on the TSX and the Lima Stock Exchange under the symbol “SMT”. The Common Shares are also listed for trading on the NYSE American under the symbol “SMTS”.

Trading Prices and Volumes

The following table provides a summary of the high and low prices and volumes for the Common Shares as traded on the TSX for the twelve-month period ending December 31, 2020.(1)

Period	High (C$)	Low (C$)	Volume
January 2020	2.50	2.00	253,781
February 2020	2.34	1.75	246,188
March 2020	1.89	0.89	274,241
April 2020	1.21	0.90	458,100
May 2020	1.19	0.94	836,387
June 2020	3.67	0.99	3,632,440
July 2020	2.43	1.59	656,563
August 2020	2.35	1.95	577,384
September 2020	2.25	1.84	507,075
October 2020	3.10	1.91	899,875
November 2020	4.30	2.47	1,859,218
December 2020	4.49	3.65	1,926,429

(1)     Source: TSX eReview.

Prior Sales

During the fiscal year ended December 31, 2020, the Company issued the following securities that are not listed or quoted on a marketplace:

Date of Issue	Type of Security Issued	Number of Securities Issued
April 27, 2020	RSUs	898,587	(1)

  (1) 125,454 of these RSUs have since been cancelled

Escrowed Securities

To the Company’s knowledge, as at December 31, 2020, no securities of the Company were held in escrow or were subject to contractual restriction on transfer.

Directors and Officers

As of the date of this AIF, the Board consists of eight directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his or her office is earlier vacated in accordance with the consenting documents of the Company or the provisions of the CBCA.

The following table sets forth the names, residency and office of each director and executive officer of the Company as at the date hereof:

Name, position with the Company, province or state and country of residence	Principal occupation for the past five years	Director/officer of the Company since
LUIS C. MARCHESE (6) Chief Executive Officer and Director (Lima, Peru)

-June 2020 to present: CEO of the Company

-August 2019 to May 2019: Alternate Director at Minera Poderosa S.A (a mining company)

-August 2019 to May 2019: Director at Cia Minera San Ignacio de Morococha S.A (a mining company)

- July 2018 to July 2019: Senior Advisor to CEO at Anglo American (a mining company)

- May 2009 to June 2018: Country Manager Peru for Anglo American (a mining company)

- CEO since June 1, 2020 -Director since May 19, 2020
JOSE VIZQUERRA BENAVIDES (1)(2)(4)(7) Chairman of the Board and Director (Ontario, Canada)

-November 2019 to present: President & CEO of O3 Mining Inc. (a mining company)

-June 2016 to November 2019: Executive VP of Strategic Development at Osisko Mining Inc. (a mining company)

-July 2015 to June 2016: COO and Senior VP Corporate Development at Osisko Mining Inc.

November 9, 2017
J. ALBERTO ARIAS (2)(4)(5) Director (Miami, USA)	President and CEO, ARCM (a private fund manager)	November 26, 2008
DOUGLAS F. CATER (1)(3)(6) Director (Ontario, Canada)	-January 2019 to present: Independent Consultant -January 2016 to January 2019: VP Exploration (Canada), Kirkland Lake Gold Inc. (a mining company)	June 10, 2009
STEVEN G. DEAN (2)(3)(5) Director (British Columbia, Canada)	Independent businessman	October 4, 2011
DIONISIO ROMERO PAOLETTI Director (Lima, Peru)	Corporate Director and Chairman of various public companies	November 16, 2015
RICARDO ARRARTE (6) Director (Lima, Peru)

-July 2016 to present: Director with an affiliate of ARCM (a private fund manager)

-July 2017 to February 2020: Chief Executive Officer of Cautivo Mining Inc. (a mining company)

-January 2014 to June 2016: Central Mine Manager of Cementos Pascasmayo and Fosfatos del Pacifico (a mining company)

April 5, 2019
KOKO YAMAMOTO (1)(3)(4) Director (Ontario, Canada)	Partner and Accountant at McGovern, Hurley LLP (a public accounting firm)	July 15, 2019
ED GUIMARAES (8) Chief Financial Officer and Interim Corporate Secretary (Ontario, Canada)	CFO of the Company	November 17, 2014

Name, position with the Company, province or state and country of residence	Principal occupation for the past five years	Director/officer of the Company since
ALONSO LUJAN Vice President, Exploration and Country Manager, Mexico (Chihuahua, Mexico)	-September 2016 to present: VP Exploration of the Company -January 2016 to September 2016: Independent Consultant	September 14, 2016
MICHAEL MCALLISTER Vice President, Investor Relations (Ontario, Canada)	-May 2019 to present: VP Investor Relations of the Company -July 2016 to May 2019: VP Corporate Development of the Company -April 2015 to July 2016: Director Corporate Development of the Company	July 15, 2016
RAJESH VYAS Corporate Controller (Ontario, Canada)

-December 2019 to present: Corporate Controller of the Company

-November 2017 to November 2019: Director of Finance of Alamos Gold Inc. (a mining company)

-April 2016 to November 2017: Operations Controller of Richmont Mines Inc. (a mining company)

December 18, 2019

  (1) Member of the Audit Committee

  (2) Member of the Compensation Committee

  (3) Member of the Corporate Governance Committee

  (4) Member of the Nomination Committee

  (5) Member of the Corporate Strategy Committee

  (6) Member of the Health, Safety, Environment & Community Relations Committee

  (7) Replaced J. Alberto Arias as Chairman of the Board on January 29, 2021

  (8) Ed Guimaraes is also the Chief Compliance Officer of the Company and assumed responsibilities of the Corporate Secretary on January 16, 2021

As at the date hereof, the directors and executive officers of the Company as a group beneficially own, directly and indirectly, or exercise control or direction over, an aggregate of 44,992,558 Common Shares, representing approximately 27.6% of the outstanding Common Shares. This includes an aggregate of 42,908,871 Common Shares owned by the ARC Funds, the General Partner, J. Alberto Arias and the Manager. The ARC Funds are managed by the Manager. The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Common Shares beneficially owned by the ARC Funds. J. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds, the General Partner and the Manager, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Board Adviser

Mr. Alberto Beeck serves as an adviser to the Board. Pursuant to an adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed herein, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or;

(b)	has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canada Bankruptcy and Insolvency Act.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company confirms that there are currently no existing material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.  Other than with respect to (i) the involvement of certain directors of the Company in other mining companies, and (ii) the significant holding of the ARC Funds and the Manager in the Company for which J. Alberto Arias may be deemed to share voting and dispositive power with respect to the Company securities beneficially owned by the ARC Funds and the Manager, there are no potential material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.

Audit Committee Information

The Board has established the Audit Committee comprised of Koko Yamamoto (Chair), Douglas F. Cater and Jose Vizquerra Benavides. All of the members of the Audit Committee are independent, non-executive directors of the Company. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees (“NI 52-110”).

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing the accounting and financial reporting processes of the Company, audits of the financial statements of the Company, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company for the purpose of preparing or issuing an audit report or related work. This charter is reviewed and assessed at least annually or otherwise, deemed appropriate, by the Board with the assistance of the Corporate Governance, Nominating and Audit Committees. A copy of this charter is attached hereto as Appendix “A”.

Koko Yamamoto

Ms. Yamamoto is a chartered professional accountant with over 19 years' experience. She is a partner at McGovern, Hurley LLP, a CPAB registered firm, since 2003, and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. She is currently a director for Largo Resources Inc. as well as Chair of the Largo Resources Audit Committee. Ms. Yamamoto is registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Ms. Yamamoto obtained her CPA CA designation in 2001 and holds a Bachelor of Commerce from the University of British Columbia.

Douglas F. Cater

Douglas Cater is a graduate of the University of Waterloo and is a Professional Geologist with 30 years of experience in the exploration and mining of precious metals including the analysis of budgets and project management of mining projects. Mr. Cater retired from his position as Vice-President Exploration of Kirkland Lake Gold Inc. (2016 – 2019), and prior to that he was Vice President Exploration of St. Andrews Goldfields Ltd. (2012 – 2015). Since June of 2009, he has also been the Project Manager for Sabina Gold & Silver Corporation, a mineral exploration and development corporation. He was the Exploration Manager for Dundee Precious Metals Inc., a Toronto-based mining and exploration Company, from August 2005 to June 2009. Mr. Cater’s experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Jose Vizquerra Benavides

Mr. Vizquerra is President and Chief Executive Officer, and a director of O3 Mining Inc. (“O3 Mining”). Prior to his appointment at O3 Mining, Mr. Vizquerra was Executive Vice President of Strategic Development for Osisko Mining Inc. (“Osisko Mining”). Mr. Vizquerra joined Osisko Mining from Oban Mining Corporation (“Oban”), where, as President and Chief Executive Officer, he played a leading role in the combination of Oban, Corona Gold Corporation, Eagle Hill Exploration Corporation, and Ryan Gold Corporation to form Osisko Mining. Through ambitious drilling and prudent capital raising, Osisko Mining has become the highly valued proponent of the world-class Windfall gold project. Before that, Mr. Vizquerra was Head of Business Development for Compañia de Minas Buenaventura. Previously, he was a production and exploration geologist at the Red Lake gold mine in Ontario.

Mr. Vizquerra currently serves as a director of Osisko Mining, and Sierra Metals Inc., and as an advisor to the boards of Discovery Metals Corporation and Palamina Resources. The Young Mining Professionals recognized Mr. Vizquerra as one of their Young Mining Professionals of the year with the 2019 Peter Munk Award.

Mr. Vizquerra is an alumnus of the General Management Program at the Wharton School of Business. He holds an MSc in Mineral Exploration from Queens University and a B.Sc in Civil Engineering from UPC Universidad Peruana de Ciencias Aplicadas. Mr. Vizquerra is a Qualified Person pursuant to National Instrument 43-101.

Audit Committee Oversight

At no time since January 1, 2020 has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, including the requirement that all non-audit services to be performed by the external auditor must be pre-approved and monitored by the Audit Committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Fees

PricewaterhouseCoopers LLP (“PWC”) was appointed as auditors of the Company on July 11, 2012. For the fiscal years ended December 31, 2020 and December 31, 2019, the fees billed by PWC are summarized below for each category:

Service	Fees billed in 2020		Fees billed 2019
Audit Fees		$371,244		$327,465
Audit-Related Fees (1)		$73,455		$56,334
Tax Fees	$	nil	$	nil
All Other Fees	$	nil	$	nil
Total Fees Paid		$444,698		$383,799

(1) For the year ended December 31, 2020, the $73,455 in “Audit-Related Fees” relates to PWC’s quarterly reviews.

(2) For the year ended December 31, 2019, the $56,334 in “Audit-Related Fees” relates to PWC’s quarterly reviews.

The fees set forth in the table above cover the following services provided to us by PWC:

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported in the preceding paragraphs.

Legal Proceedings and Regulatory Actions

Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future. These may result in a significant impact on the Company’s financial condition, cash flow and results of operations.

The following is a description of the legal proceedings the Company is or was a party to, or that any of its property is or was the subject of, during the fiscal year ended December 31, 2020:

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz, as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff.

Carlos Emilio Seijas Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a similar personal action to claim annulment and revocation of the purchase of the two mining concessions. In May 31, 2019, the Second Federal Civil Court issued a resolution ordering: a) the annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V., and b) the payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions. In June 2019, a Federal Court Chihuahua granted Sierra Metals a suspension of this adverse resolution. On January 14, 2021, the third Federal Collegiate Court of Civil and Labor Matters of the Seventeenth circuit in Chihuahua issued a resolution on the appeal (writ of amparo) presented by the company, declaring the adverse ruling as void and ordered the lower Court to issue a new resolution. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. While the plaintiff has fifteen days to appeal against this judgement, the Company believes that this new development has reduced the possibilities of reversal of the March 12, 2021 ruling.

The Company is not aware of any other significant legal proceedings known to be contemplated.

Regulatory Actions

During the financial year ended December 31, 2020, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any of the following persons or companies in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

•	a director or executive officer of the Company;

•	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; and

•	an associate or affiliate of any of the persons or companies referred to in (i) or (ii) above.

Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Investor Service Inc. located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

Material Contracts

There are no contracts, other than those disclosed in this AIF (including the Corporate Facility, as amended), that are material to the Company and that were entered into during the financial year ended December 31, 2020, or before the most recently completed financial year that are still in effect as of the date of this AIF.

Interest of Experts

The Qualified Persons responsible for reviewing the Yaurocicha PEA Technical Report are Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning, Andre Deiss, BSc. (Hons), Pr. Sci. Nat., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining) and Daniel H. Sepulveda, BSc., SME-RM, SRK Associate Consultant (Metallurgy).

The Qualified Persons responsible for reviewing the Bolivar PEA Technical Report are Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning, Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining), Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy) and Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical).

The Qualified Persons responsible for reviewing the Cusi PEA Technical Report are Giovanny Ortiz, B.Sc., PGeo., SRK Principal Consultant (Resource Geology), Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining) and Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy).

To the knowledge of the Company, each of the Qualified Persons listed above hold less than 1% of the outstanding Common Shares, at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF and either did not receive any or received less than a 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

Americo Zuzunaga FAusIMM CP (Mining Engineer), the Vice-President Planning of the Company, is named in this AIF as having prepared the Yauricocha PEA Technical Report, the Bolivar PEA Technical Report, and the Cusi PEA Technical Report, under the heading “Material Mineral Properties”. As of the date hereof, Americo Zuzunaga holds 83,877 RSUs of the Company.

PWC are the auditors of the Company who have prepared the auditors’ report in respect of Sierra’s annual financial statements for the fiscal year ended December 31, 2020. PWC has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s financial statements and management discussion & analysis for its most recently completed financial year.

APPENDIX “A”

Sierra Metals INC.

AUDIT COMMITTEE CHARTER

I         PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sierra Metals Inc. (the “Corporation”). The primary function of the Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Committee. The Committee’s primary duties and responsibilities are:

•	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

•	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

•	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II       COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the British Columbia Securities Commission) and any exchanges upon which the Corporation's securities are listed (including, but not limited to, the Toronto Stock Exchange) are satisfied.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall remain on the Committee until the next annual organizational meeting of the Board or until their successors have been duly elected or appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III      DUTIES AND RESPONSIBILITIES

1.       The Committee shall:

(a)	review and recommend to the Board for approval the annual audited consolidated financial statements of the Corporation;

(b)	review with financial management and external auditors the Corporation’s financial statements, MD&A and earnings releases prior to filing the same with regulatory bodies such as securities commissions and/or prior to their release;

(c)	review document referencing, containing or incorporating by reference the annual audited consolidated financial statements or non-audited interim financial statements (e.g. prospectuses and/or press releases containing financial results) prior to their release; and

(d)	make changes or additions to security policies of the Corporation and report, from time to time, to the Board on the appropriateness of the policy guidelines in place to administer the Corporation’s security programs.

2.       The Committee, in fulfilling its mandate, shall:

(a)	ensure to its satisfaction that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer of the Corporation to certify financial statements and other disclosure documents as required under securities laws;

(b)	ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of those procedures;

(c)	recommend to the Board the selection of the external auditors, consider their independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors;

(d)	monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors, and discussing and resolving any material differences of opinion or disagreements between management and the external auditors;

(e)	review the performance of the external auditors and approve any proposed discharge and replacement of the external auditors when circumstances warrant. Consider, with management, the rationale for employing accounting/auditing firms other than the principal external auditors;

(f)	periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(g)	arrange for the external auditors to be available to the Committee and the Board as needed. Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(h)	review and approve the Corporation’s hiring policies regarding employees or former employees of the current and former external auditors;

(i)	review the scope of the external audit, including the fees involved;

(j)	review the external auditors’ report on the annual audited consolidated financial statements;

(k)	review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;

(l)	review major positive and negative observations of the external auditors during the course of the audit;

(m)	review with management and the external auditors the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(n)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(o)	review and approve requests for any management consulting engagement to be performed by the external auditors and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees;

(p)	review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material impact upon the financial position or operating results of the Corporation, and whether these matters have been appropriately disclosed in the financial statements;

(q)	review the conclusions reached in the evaluation of management’s internal control systems by the external auditors, and management’s responses to any identified weaknesses;

(r)	review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(s)	review with management their approach with respect to business ethics and corporate conduct;

(t)	review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Corporation’s published financial reports or reputation;

(u)	receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the Board, if material;

(v)	review with management the accuracy and timeliness of filing with regulatory authorities;

(w)	review periodically the business continuity plans for the Corporation;

(x)	review annually general insurance coverage of the Corporation to ensure adequate protection of major corporate assets including, but not limited to, D&O (Directors and Officers) and “Key Person” coverage;

(y)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies; and

(z)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.

3.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4.	On an annual basis, the Committee will review the Audit Committee Charter and, where appropriate, recommend changes to the Board.

IV      SECRETARY

The Secretary of the Committee will be appointed by the Chair of the Committee.

V       MEETINGS

1.	The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2.	Meetings may be conducted with members present in person, by telephone or by video conference.

3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4.	Notice must be given to each Committee member not less than 48 hours before the time when a meeting is to be held. The notice period may be waived by a quorum of the Committee.

5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Corporation will receive notice of every meeting of the Committee.

6.	The Board shall be kept informed of the Committee’s activities by a report, including copies of minutes, at the next Board meeting following each Committee meeting.

VI      QUORUM

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee.